WACHOVIA CORPORATION AND SUBSIDIARIES

Second Quarter 2003

Management’s Discussion and Analysis
Quarterly Financial Supplement
Three Months Ended June 30, 2003

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
SIX MONTHS ENDED JUNE 30, 2003
TABLE OF CONTENTS

PAGE

Explanation of Our Use of Non-GAAP Financial Measures	1

Financial Highlights	2

Management’s Discussion and Analysis	3

Selected Statistical Data	33

Summaries of Income, Per Common Share and Balance Sheet Data	34

Merger-Related and Restructuring Expenses	35

Business Segments	36

Net Trading Revenue — Investment Banking	52

Selected Ratios	53

Trading Account Assets and Liabilities	54

Securities	55

Loans — On-Balance Sheet, and Managed and Servicing Portfolios	56

Loans Held for Sale	57

Allowance for Loan Losses and Nonperforming Assets	58

Nonaccrual Loan Activity	59

Goodwill and Other Intangible Assets	60

Deposits	61

Time Deposits in Amounts of $100,000 or More	62

Long-Term Debt	63

Changes in Stockholders’ Equity	64

Capital Ratios	65

Risk Management Derivative Financial Instruments	66

Risk Management Derivative Financial Instruments — Expected Maturities	68

Risk Management Derivative Financial Instruments Activity	68

Net Interest Income Summaries — Five Quarters Ended June 30, 2003	69

Net Interest Income Summaries — Six Months Ended June 30, 2003 and 2002	71

Consolidated Balance Sheets — Five Quarters Ended June 30, 2003	72

Consolidated Statements of Income — Five Quarters Ended June 30, 2003	73

Consolidated Statements of Income — Six Months Ended June 30, 2003 and 2002	74

Consolidated Statements of Cash Flows — Six Months Ended June 30, 2003 and 2002	75

EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses, the dividend payout ratio on a basis that excludes merger-related and restructuring expenses and other intangible amortization, and net interest income on a tax-equivalent basis. We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry.

     Specifically, we believe that the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the Business Segments section on page 11. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.

     In addition, because of the significant amount of deposit base intangible amortization, we believe that the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses and other intangible amortization (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. We believe that the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe that the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

     Although we believe that the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2003	2002	2003	2002

Net interest income (GAAP)	$2,520	2,461	5,034	4,887
Tax-equivalent adjustment	63	54	127	105

Net interest income (Tax-equivalent)	$2,583	2,515	5,161	4,992

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$0.77	0.62	1.53	1.28
Other intangible amortization	0.06	0.08	0.13	0.16
Merger-related and restructuring expenses	0.04	0.06	0.07	0.06

Earnings per share (Cash basis)	$0.87	0.76	1.73	1.50

Dividends paid per common share	$0.29	0.24	0.55	0.48
Dividend payout ratios (GAAP)	37.66%	38.71	35.95	37.50
Dividend payout ratios (Cash basis)(a)	33.33%	31.58	31.79	32.00

(a)	Dividend payout ratios are calculated by dividing dividends per common share by earnings per common share on a cash basis.

FINANCIAL HIGHLIGHTS

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			Percent			Percent
			Increase			Increase
(Dollars in millions, except per share data)	2003	2002	(Decrease)	2003	2002	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$2,520	2,461	2%	$5,034	4,887	3%
Tax-equivalent adjustment	63	54	17	127	105	21

Net interest income (Tax-equivalent)	2,583	2,515	3	5,161	4,992	3
Fee and other income	2,166	2,110	3	4,244	4,137	3

Total revenue (Tax-equivalent)	4,749	4,625	3	9,405	9,129	3
Provision for loan losses	195	397	(51)	419	736	(43)
Other noninterest expense	2,777	2,622	6	5,476	5,231	5
Merger-related and restructuring expenses	96	143	(33)	160	135	19
Other intangible amortization	131	161	(19)	271	329	(18)

Total noninterest expense	3,004	2,926	3	5,907	5,695	4

Income before income taxes (Tax-equivalent)	1,550	1,302	19	3,079	2,698	14
Income taxes	455	393	16	893	825	8
Tax-equivalent adjustment	63	54	17	127	105	21

Net income	1,032	855	21	2,059	1,768	16
Dividends on preferred stock	1	6	(83)	5	12	(58)

Net income available to common stockholders	$1,031	849	21%	$2,054	1,756	17%

Diluted earnings per common share	$0.77	0.62	24%	$1.53	1.28	20%
Return on average common stockholders’ equity	12.78%	11.52	—	12.86%	12.12	—
Return on average assets	1.21	1.09	—	1.22	1.13	—
Overhead efficiency ratio	63.27%	63.28		62.82%	62.39

ASSET QUALITY
Allowance as % of loans, net	1.66%	1.86	—	1.66%	1.86	—
Allowance as % of nonperforming assets	166	150	—	166	150	—
Net charge-offs as % of average loans, net	0.43	0.97	—	0.46	0.90	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.04%	1.24	—	1.04%	1.24	—

CAPITAL ADEQUACY
Tier I capital ratio	8.33%	7.83	—	8.33%	7.83	—
Total capital ratio	11.92	11.89	—	11.92	11.89	—
Leverage ratio	6.78%	6.75	—	6.78%	6.75	—

OTHER FINANCIAL DATA
Net interest margin	3.78%	3.97	—	3.82%	3.94	—
Fee and other income as % of total revenue	45.60	45.63	—	45.12	45.32	—
Effective income tax rate	30.54%	31.46	—	30.24%	31.80	—

BALANCE SHEET DATA
Securities	$73,764	60,999	21%	$73,764	60,999	21%
Loans, net	162,833	158,800	3	162,833	158,800	3
Total assets	364,285	324,679	12	364,285	324,679	12
Total deposits	201,292	180,663	11	201,292	180,663	11
Long-term debt	37,051	37,931	(2)	37,051	37,931	(2)
Stockholders’ equity	$32,464	30,379	7%	$32,464	30,379	7%

OTHER DATA
Average diluted common shares (In millions)	1,346	1,375	(2)%	1,346	1,370	(2)%
Actual common shares (In millions)	1,332	1,371	(3)	1,332	1,371	(3)
Dividends paid per common share	$0.29	0.24	21	$0.55	0.48	15
Dividends paid per preferred share	$0.01	0.06	(83)	$0.05	0.12	(58)
Dividend payout ratio on common shares	37.66%	38.71	—	35.95%	37.50	—
Book value per common share	$24.37	22.15	10	$24.37	22.15	10
Common stock price	39.96	38.18	5	39.96	38.18	5
Market capitalization	$53,228	52,347	2	$53,228	52,347	2
Common stock to book price	164%	172	—	164%	172	—
FTE employees	81,316	82,686	(2)	81,316	82,686	(2)
Total financial centers/brokerage offices	3,176	3,347	(5)	3,176	3,347	(5)
ATMs	4,479	4,617	(3)%	4,479	4,617	(3)%

WACHOVIA

This discussion and other portions of this Quarterly Report contain various forward-looking statements. Please refer to our 2003 Second Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements. Please refer to our 2002 Annual Report on Form 10-K for further information related to our critical accounting policies, off-balance sheet profile, risk governance and administration, and regulation and supervision.

Summary of Results of Operations
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions, except per share data)	2003	2002	2003	2002

Net interest income (GAAP)	$2,520	2,461	5,034	4,887
Tax-equivalent adjustment	63	54	127	105

Net interest income (a)	2,583	2,515	5,161	4,992
Fee and other income	2,166	2,110	4,244	4,137

Total revenue (a)	4,749	4,625	9,405	9,129
Provision for loan losses	195	397	419	736
Other noninterest expense	2,777	2,622	5,476	5,231
Merger-related and restructuring expenses	96	143	160	135
Intangible amortization	131	161	271	329

Total noninterest expense	3,004	2,926	5,907	5,695

Income taxes	455	393	893	825
Tax-equivalent adjustment	63	54	127	105

Net income	1,032	855	2,059	1,768
Dividends on preferred stock	1	6	5	12

Net income available to common stockholders	1,031	849	2,054	1,756

Diluted earnings per common share	$0.77	0.62	1.53	1.28

(a) Tax-equivalent

Financial Summary Wachovia’s diversified mix of businesses produces both the interest income traditionally associated with a banking company and the fee income generated by such businesses as brokerage, asset management and investment banking. Although all of these businesses, to varying degrees, are affected by fluctuations in the financial markets and other external factors, our goal is to produce a balanced and growing revenue stream over the course of a business cycle.

     The benefit of this balanced business model and our distribution strength in a challenging economic environment was evident in the first six months of 2003, during which Wachovia increased net income to $2.1 billion, up 16 percent from the first six months of 2002. On a per common share basis, earnings increased 20 percent to $1.53. The increase in net income from the first six months of 2002 was driven by growth in net interest income and fee income, and a decline in the provision for loan losses, partially offset by an increase in noninterest expense. Net interest income benefited from growth in earning assets and a rapidly increasing proportion of low-cost core deposits relative to a planned decline in higher cost products such as certificates of deposit. Fee income growth from the first six months of 2002 was due primarily to improvement in trading account profits, lower net principal investing losses and an increase in asset securitization income.

     In addition, provision expense declined as our overall credit quality continued to improve. Our strategy is to actively reduce potential problem loans and certain large corporate loans, including the sale of at-risk credits whenever prudent.

     Total noninterest expense increased 4 percent from the first six months of 2002 due primarily to increases in higher revenue-based incentives, merger-related and restructuring expenses, stock option expense and nondiscretionary costs such as pension expense. Despite the increase in expenses, our continued emphasis on cost control and expense efficiencies gained from the First Union and Wachovia merger integration has enabled us to more effectively control core expense growth.

     Our board of directors increased the quarterly common stock dividend for the third quarter of 2003 by six cents per share, to 35 cents. This dividend is payable on September 15, 2003, to holders of record on August 29, 2003. This represents a cash dividend payout ratio of 40 percent on second quarter earnings, at the low end of the new corporate goal of 40 percent to 50 percent of cash earnings per share. Cash earnings per share exclude merger-related and restructuring expenses and intangible amortization. Additional information about our use of non-GAAP financial measures is on page 1.

     In connection with the First Union and Wachovia merger, shareholders of the former Wachovia received two First Union shares for each former Wachovia common share and were also given the right to choose either a one-time cash payment of 48 cents per common share of the former Wachovia or two of Wachovia’s Dividend Equalization Preferred shares (DEPs), which are a new class of preferred shares that pay dividends equal to the difference between the last dividend paid by the former Wachovia of 30 cents per share and the common stock dividend declared by the combined company. The dividend rights of the DEPs will cease once Wachovia’s total dividends paid to common stockholders for four consecutive quarters equal at least $1.20 per common share. In the first three quarters of 2003, Wachovia will pay total dividends equal to 90 cents per common share. Wachovia paid common stockholders total dividends of $1.00 per share in 2002 and 55 cents per share in the first six months of 2003. Because the third quarter 2003 dividend of 35 cents per share will exceed the former Wachovia’s historical 30 cents per share dividend, there will be no third quarter 2003 dividend on the DEPs. More information is in the Stockholders’ Equity section.

Outlook

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of products and services, improved customer service, tight expense control and a strengthened balance sheet. Based on this consistent performance, our confidence in our balanced business model, our capital strength and improving market conditions, we have revised several growth targets for the full year 2003 compared with 2002. These new growth targets, which exclude the addition of the retail brokerage combination with Prudential Securities, Inc., and the impact of accounting changes related to variable interest entities, both discussed below, include:

•	An increase in net interest income in the low single-digit percentage range;

•	Growth in expenses (excluding merger-related and restructuring expenses) in the 2 percent to 3 percent range; and

•	An estimated new tax rate of 33 percent.

     In addition, we continue to expect:

•	A modest decline in the net interest margin from fourth quarter 2002;

•	Fee income growth in the mid-single digit percentage range;

•	Loan growth in the low- to mid-single digit percentage range compared with fourth quarter 2002 (excluding the impact of securitization activity);

•	Improvement in credit quality trends, which led us to lower our expectations for net charge-offs as a percentage of average net loans to the 40 basis point to 50 basis point range, although we cannot predict the timing of net charge-offs; and

•	A provision that is modestly higher than net charge-offs.

     Expense growth will reflect our continuing investments for the future, including upgrading technology and infrastructure in the financial centers and making selected investments to enhance our distribution in retail brokerage and insurance, and to expand investment management capabilities. In addition, our tier 1 capital ratio improved from year-end 2002 to 8.33 percent at June 30, 2003. In 2003, we expect to maintain a tier 1 capital ratio in the 8.25 percent to 8.35 percent range.

     On July 1, 2003, we consummated the combination of the retail brokerage forces of Wachovia and Prudential Financial, Inc. Under the terms of the agreement, Wachovia owns a 62 percent interest in the new retail brokerage firm, which will be a consolidated subsidiary of Wachovia, and Prudential owns the remaining 38 percent interest. This transaction created the third largest retail brokerage firm in the country, based on combined client assets of $532 billion and 12,000 registered representatives. The firm will ultimately operate under the brand name of Wachovia Securities and will have a national footprint of more than 3,400 brokerage locations, including 700 dedicated retail offices in 48 states and Washington, D.C. The new full-service firm will provide advice to clients based on research from multiple providers and have access to a broad suite of financial products and services from its parent organizations. The transaction is expected to be accretive to earnings per share in 2004, excluding the effect of merger-related and restructuring expenses. Merger-related and restructuring expenses and exit cost purchase accounting adjustments of approximately $1.1 billion pre-tax are projected in connection with this transaction over the anticipated 18-month integration period. In addition, we will record fair value purchase accounting adjustments on the Prudential assets and liabilities contributed to the new brokerage firm. For the rest of 2003, the transaction is expected to add approximately $13 billion of earning assets; $50 million to $60 million in net interest income; $1 billion in fee income; and $1 billion in expenses, excluding any merger-related and restructuring expenses referenced above that occur in 2003; however, we cannot predict when such expenses will occur.

     We are optimistic about the future due to our growth strategies and the demographic trends that favor our core businesses of the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. Financial performance has been enhanced by increased attention to customer service. This level of service and our broad distribution capability have contributed to growth in low-cost core deposits, where we are among the industry’s leaders in our markets. At the same time, our balanced business model positions us well to attract our customers’ investment business.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider the disposition of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

     On July 1, 2003, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN 46), Consolidation of Variable Interest Entities. Under FIN 46, the consolidation of commercial paper conduits that we administer will add an estimated $10 billion in assets and $10 billion in short-term commercial paper borrowings; $60 million of fees will be recharacterized as net interest income for the second half of 2003. These assets and liabilities are the only significant additions to our balance sheet from the adoption of FIN 46. The Accounting and Regulatory Matters section has further information.

     A settlement was reached on or around May 1, 2003, in the lawsuit captioned In re VISA Check/Master Money Antitrust Litigation. In the settlement, among other things, VISA, Inc. agreed to pay approximately $2 billion to the plaintiff retail companies over a multi-year period, as well as take certain other actions, including lowering certain interchange rates and rates for signature-based debit card transactions. As a result of this settlement, our revenue from debit cards is expected to decrease approximately $30 million to $35 million pre-tax for the rest of 2003. Conditions of the settlement permit VISA to renegotiate debit card interchange rates as of January 1, 2004; therefore, we do not have sufficient information to fully assess the impact of this settlement beyond 2003, but we do not believe it will have a material adverse effect on our consolidated financial position or results of operations.

Critical Accounting Policies

     Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. The application of certain of these principles involves a significant amount of judgment and the use of estimates based on assumptions that involve significant uncertainty at the time of estimation.

     We have identified the following critical accounting policies: allowance for loan losses, retained interests in securitizations, principal investing, consolidation, pensions, stock options, goodwill impairment and contingent liabilities.

Consolidation As discussed further in the Accounting and Regulatory Matters section, the provisions of FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, (FIN 46) were effective on February 1, 2003, for new variable interest entities created after January 31, 2003, and on July 1, 2003, for variable interest entities created before February 1, 2003. Applying the provisions of FIN 46 involves a significant degree of subjectivity including the determination of the entities in which we have a potential variable interest, whether that entity is a variable interest entity and, subject to the provisions of FIN 46, whether we are the primary beneficiary of the entity, and thus required to consolidate the variable interest entity. These determinations require the assessment of both quantitative and qualitative factors regarding both our interests in the entities and characteristics of the entities themselves. The assessment of these factors involves a significant amount of judgment, and at times, estimation of expected operating results of an entity.

Pensions In May 2003, we amended our qualified pension plan to convert to a cash balance plan effective January 1, 2008. Until that time, benefits will continue to be earned and paid under the current plan. In connection with this plan amendment, we remeasured plan assets and benefit obligations as of May 31, 2003, and recalculated 2003 pension expense. As a result of the plan amendment, updated assumptions and company contributions to the plan, our pension expense is expected to increase for the full year 2003 compared with 2002 by $73 million. The assumptions used in calculating our 2003 pension expense for the rest of 2003 are a discount rate of 6.00 percent (compared with 6.75 percent at the beginning of the year), a weighted average rate of increase in future compensation levels of 3.50 percent (compared with 3.75 percent at the beginning of the year) and an expected rate of return on plan assets of 8.50 percent (unchanged). As of May 31, 2003, the fair value of the plan assets exceeded both the total obligation and the accumulated benefit obligation, and as a result, the plan was over-funded. In addition, in May 2003, we also amended our postretirement medical plan effective January 1, 2008. As a result of the plan amendments and updated assumptions, retirement benefit expense is expected to decrease for the full year 2003 compared with 2002 by $16 million.

Stock Options Stock options granted in April 2003 will vest over the five years from the date of grant. Using the Black-Scholes option pricing model, the grant date fair value of options awarded in 2003 was $8.38 per share. The assumptions used in determining the fair value of these options include a risk-free interest rate of 3.15 percent, a dividend yield of 3.10 percent, a weighted average expected life of 6.0 years and volatility of 28.0 percent. Assuming we were to continue our stock option grants at comparable levels for the next five years and assuming all fair value and vesting assumptions and outstanding shares remain unchanged, the after-tax impact on net income available to common stockholders and diluted earnings per share would be approximately $65 million, or $0.05, in 2003; $86 million, or $0.06, in 2004; $69 million, or $0.05, in 2005; $77 million, or $0.06, in 2006; $97 million, or $0.07, in 2007; and $102 million, or $0.08, in 2008.

     For more information on critical accounting policies, please refer to our 2002 Annual Report on Form 10-K.

Corporate Results of Operations

Average Balance Sheets and Interest Rates
	Six Months Ended		Six Months Ended
	June 30, 2003		June 30, 2002

	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$4,222	1.38%	$3,472	2.05%
Federal funds sold	10,624	1.20	11,424	1.91
Trading account assets	17,281	4.61	14,733	4.78
Securities	70,546	5.67	57,177	6.58
Commercial loans, net	92,750	4.66	99,117	5.24
Consumer loans, net	65,099	5.84	57,214	7.03

Total loans, net	157,849	5.15	156,331	5.89

Other earning assets	10,728	4.65	11,218	5.28

Risk management derivatives		0.57		0.52

Total earning assets	271,250	5.58	254,355	6.24

Interest-bearing deposits	149,368	1.46	139,788	2.15
Federal funds purchased	37,676	1.58	32,132	1.82
Commercial paper	2,492	0.75	3,231	1.16
Securities sold short	7,431	2.76	6,616	2.39
Other short-term borrowings	4,219	1.58	3,676	2.69
Long-term debt	37,240	4.05	39,669	4.29
Risk management derivatives		0.09		0.12

Total interest-bearing liabilities	238,426	2.01	225,112	2.60

Net interest income and margin	$5,161	3.82%	$4,992	3.94%

Net Interest Income and Margin Net interest income increased $169 million, or 3 percent in the first six months of 2003 from the first six months of 2002, while the net interest margin declined 12 basis points to 3.82 percent. The growth in net interest income was due to an increase in earning assets supported by growth in low-cost core deposits. Typically bank liabilities, such as deposits, reprice consistent with changes in short-term rates, while many asset positions are influenced by longer-term rates. Our interest rate risk position generally benefits in a declining rate environment because liabilities reprice more quickly than assets; however, when long-term rates decline faster than short-term rates, this benefit is somewhat offset. The Interest Rate Risk Management section includes further information. The average federal funds discount rate declined 49 basis points from the first six months of 2002, while longer-term 5- and 10-year Treasury bond rates declined 171 basis points and 132 basis points, respectively. As a result of the decline in longer-term rates, prepayments on higher coupon mortgages in both the loan and mortgage-backed securities portfolios increased significantly. Our current reinvestment strategy is designed to minimize margin compression while reducing duration or long-term risk. If interest rates continue to remain low throughout 2003, we expect to experience modest margin compression.

     In order to maintain our targeted interest rate risk profile, derivatives are used to hedge the interest rate risk inherent in our assets and liabilities. In a declining rate environment, an increase in the contribution of derivatives, primarily interest rate swaps on fixed rate debt and floating rate loans, offsets declining net interest income from our balance sheet positions. However, it is important to evaluate hedge-related derivative income within the overall context of interest rate risk management. Our derivatives activity is undertaken as part of a program to manage interest rate risk and maintain a stable net interest margin. As one example, we use derivatives to swap our fixed rate debt issuances to floating rate debt. We do this rather than issue floating rate debt because there is a broader market for fixed rate debt. The Risk Governance and Administration section provides additional information on our methodology for interest rate risk management.

     The average rate on earning assets declined 66 basis points from the first six months of 2002 to 5.58 percent in the first six months of 2003, and the average rate on interest-bearing liabilities decreased 59 basis points from the first six months of 2002 to 2.01 percent in the first six months of 2003.

Fee and Other Income
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2003	2002	2003	2002

Service charges	$426	420	856	845
Other banking fees	248	241	481	477
Commissions	488	481	932	945
Fiduciary and asset management fees	461	466	899	943
Advisory, underwriting and other investment banking fees	208	192	345	328
Trading account profits	69	33	169	137
Principal investing	(57)	(42)	(101)	(132)
Securities gains	10	58	47	52
Other income	313	261	616	542

Total fee and other income	$2,166	2,110	4,244	4,137

Fee and Other Income Traditionally banks have earned fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be one of the largest components of our fee income. In addition, we have balanced our earnings stream with a diversified mix of businesses that provide alternative financial products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and sophisticated financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities. The fees on many of these products and services are based on market valuations, and therefore have been sensitive to downturns in the financial markets of the past two years. When the markets ultimately recover, we expect these market-sensitive businesses to rebound as well.

     Fee and other income increased from the first six months of 2002 due primarily to improvement in trading account profits, lower net principal investing losses and an increase in asset securitization income. Fiduciary and asset management fees declined as weak equity markets exerted downward pressure on market valuations.

     Service charges increased slightly from the first six months of 2002, as did other banking fees driven primarily by debit card income and mortgage-related fees. Commissions, which include brokerage and insurance commissions, were down due to subdued retail investor trading activity over the past year, although insurance commissions grew 20 percent from the first six months of 2002. Advisory, underwriting and other investment banking fees primarily include fees from asset securitization, loan syndication and debt underwriting businesses, as well as commitment fees. In these businesses, we act as the agent between our clients and the investors who provide financing. An improvement in equity market activity and strength in high yield and convertible bond originations enabled advisory, underwriting and other investment banking fees to grow 5 percent from the first six months of 2002.

     Trading account profits increased $32 million from the first six months of 2002. Strong convertible bond and nondollar trading, partially offset by higher credit default swap losses, drove trading revenues in the first six months of 2003. We anticipate lower trading account profits for the second half of 2003 because of seasonal slowdowns and the unusually strong results in the first half of the year.

     Principal investing, which includes the results of investments in equity and mezzanine securities, had lower net losses compared with the first six months of 2002 primarily due to a reduction in net losses in direct investments.

     Net portfolio securities gains in the first six months of 2003 were $47 million and included net gains from portfolio sales of $153 million offset by $106 million in impairment losses. Net portfolio securities gains of $52 million in the first six months of 2002 included net gains from portfolio sales of $137 million offset by $85 million in impairment losses.

     Other income increased $74 million from the first six months of 2002. Asset securitization and sales income in the first six months of 2003 was $220 million compared with $156 million in the first six months of 2002. Of the $64 million increase, $83 million related to mortgage securitization and sales partially offset by a decline of $19 million related to securitization and sales of prime equity lines. Market value adjustments on and the sale of loans held for sale resulted in a net gain of $74 million in the first six months of 2003 compared with $49 million in the first six months of 2002.

Noninterest Expense
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In millions)	2003	2002	2003	2002

Salaries and employee benefits	$1,748	1,665	3,447	3,328
Occupancy	190	194	387	389
Equipment	238	231	472	457
Advertising	34	25	66	44
Communications and supplies	136	132	277	266
Professional and consulting fees	104	96	203	184
Sundry expense	327	279	624	563

Other noninterest expense	2,777	2,622	5,476	5,231
Merger-related and restructuring expenses	96	143	160	135
Other intangible amortization	131	161	271	329

Total noninterest expense	$3,004	2,926	5,907	5,695

Noninterest Expense Noninterest expense increased 4 percent from the first six months of 2002 due primarily to increases in higher revenue-based incentives, merger-related and restructuring expenses, stock option expense, and nondiscretionary costs such as pension expense. The increase in noninterest expense was partially offset by the impact of expense control initiatives and merger efficiencies. Salaries and employee benefit expense in the first six months of 2003 included additional pension expense of $40 million, and $47 million related to the fair value method of accounting for stock options compared with $19 million in the first six months of 2002. Advertising expense increased due to rebranding activity.

Merger-Related and Restructuring Expenses We continue to execute a number of plans to integrate the operations of First Union and the former Wachovia. Merger-related and restructuring expenses will continue to be recognized through September 2004. Beginning in the first quarter of 2003, restructuring expenses are being recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which became effective January 1, 2003. The Accounting and Regulatory Matters section has further information.

     In the first quarter of 2003, we reduced our estimate of anticipated one-time charges related to the First Union and Wachovia merger by $110 million to $125 million, to an estimated maximum of $1.4 billion over the three-year integration period.

     We recorded $160 million in net merger-related and restructuring expenses in the first six months of 2003. This included $166 million of expenses offset by $6 million in reversals of previously recorded restructuring expenses. The $166 million of expenses primarily related to systems conversions, and occupancy and equipment costs. Net merger-related and restructuring expenses also included $25 million of incremental advertising expense specifically related to merger activity such as branch conversions. We expect these advertising expenses to continue throughout the rest of the merger integration period in connection with branch conversions. We recorded $6 million of employee termination costs and displacement activity in the first six months of 2003.

     Since the consummation of the merger on September 1, 2001, $293 million of employee termination costs have been recorded representing approximately 3,700 employee terminations. Of the 3,700 employees, 46 percent were from staff support areas within the Parent, 21 percent were from the General Bank, 14 percent were from Capital Management, 12 percent were from the Corporate and Investment Bank, and 7 percent were from Wealth Management. Of the $293 million, $141 million was recorded as merger-related and restructuring expenses and $152 million was recorded as purchase accounting adjustments. Through June 30, 2003, we have paid $112 million in employee termination costs recorded as merger-related and restructuring expenses and $135 million as purchase accounting adjustments, leaving $29 million and $17 million from the restructuring and purchase accounting accruals, respectively, for future payments.

     In the first six months of 2002, we recorded $135 million in merger-related and restructuring expenses primarily in connection with the Wachovia merger. This included $256 million of expenses offset by $121 million in gains from the sale of 27 First Union branch offices. These expenses consisted primarily of systems conversion, occupancy and equipment, and employee termination costs.

     In connection with the Wachovia Securities and Prudential Securities, Inc. retail brokerage combination, we project merger-related and restructuring expenses and exit cost purchase accounting adjustments of approximately $1.1 billion pre-tax over the anticipated 18-month integration period. We will also record fair value purchase accounting adjustments on Prudential’s contributed assets and liabilities.

Business Segments

     We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management and the Corporate and Investment Bank. The results for these four core business segments are presented excluding merger-related and restructuring expenses, and deposit base and other intangible amortization. This is the basis upon which we manage the operations of and allocate capital to our business segments, and therefore, is the basis upon which we present the profit measure of segment performance under GAAP. In addition, for segment reporting purposes, net interest income is presented to reflect tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a tax-equivalent basis is also used in determining the cash overhead efficiency ratios presented for each business segment. This ratio is calculated by dividing noninterest expense, excluding merger-related and restructuring expenses, and deposit base and other intangible amortization, by the sum of tax-equivalent net interest income and fee and other income.

     In addition, we use other financial segment profit measures such as Risk Adjusted Return on Capital (RAROC) and Economic Profit for purposes of making decisions about allocating resources to our various segments and assessing the performance of our segments. We believe this approach is consistent with the complexity of our businesses and that no single measure is adequate to measure segment performance; rather a range of segment performance measures that give a more complete financial picture is necessary and, in fact, used by our management to evaluate our segment performance. Because senior management uses these segment profit measures for this purpose, we believe investors may also find them useful in evaluating the financial performance and trends of our business segments.

     RAROC is calculated by dividing economic net income (reported net income adjusted for intangible amortization and the after-tax impact of expected losses) by economic capital (capital assigned based on a statistical assessment of the credit, market and operating risks taken to generate profits in a particular business unit or product).

     Economic Profit is calculated using cash operating earnings (net income available to common stockholders excluding the after-tax impact of special items and amortization of other intangibles), less a charge for the economic capital used to support the business. The charge for economic capital reflects the minimum return that stockholders should expect based on the capital asset pricing model. For 2003, we have calculated our cost of capital to be 11 percent.

     We continuously assess our assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Business segment results for 2002 were restated to reflect several significant refinements that were incorporated for 2003. For example, in the first quarter of 2003, we incorporated cost methodology refinements to better align support costs to our business segments and product lines. The impact to segment earnings for full year 2002 as a result of these refinements was a $46 million decrease in the General Bank, a $25 million increase in Capital Management, a $4 million decrease in Wealth Management, a $3 million decrease in the Corporate and Investment Bank, and a $28 million increase in the Parent. In addition, we have realigned the lines of business of our Corporate and Investment Bank for internal management reporting purposes to better reflect the way we manage our corporate and investment banking businesses and to provide more clarity about the relative market sensitivity of these businesses. This realignment does not affect Corporate and Investment Bank combined results.

General Bank Performance Summary
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$1,812	1,720	3,556	3,370
Fee and other income	581	508	1,143	1,006
Intersegment revenue	45	42	88	82

Total revenue (Tax-equivalent)	2,438	2,270	4,787	4,458
Provision for loan losses	99	98	204	213
Noninterest expense	1,324	1,252	2,621	2,483
Income taxes (Tax-equivalent)	371	337	716	643

Segment earnings	$644	583	1,246	1,119

Performance and other data
Economic profit	$463	396	894	761
Risk adjusted return on capital (RAROC)	43.77%	38.69	43.08	37.97
Economic capital, average	$5,670	5,738	5,621	5,691
Cash overhead efficiency ratio (Tax-equivalent)	54.32%	55.17	54.76	55.69
Lending commitments	$63,712	54,806	63,712	54,806
Average loans, net	113,055	100,861	111,974	99,472
Average core deposits	$151,166	139,650	148,347	137,878
FTE employees	36,935	37,094	36,935	37,094

General Bank The General Bank serves 8 million retail households and 900,000 small and middle-market businesses in 11 East Coast states and Washington, D.C., through 2,600 financial centers, 4,500 automated teller machines and online and telephone banking. Customized retail deposit and lending products include checking, savings and money market accounts, time deposits and IRAs, home equity, residential mortgage, student loans, credit cards and personal loans; and investment products include mutual funds and annuities. Retail banking includes services to small businesses with annual revenues up to $3 million. Business banking includes a full range of deposit, credit and investment products and services to businesses with annual revenues between $3 million and $15 million. Middle-market customers, typically with annual revenues between $15 million and $250 million, receive comprehensive commercial deposit, lending and commercial real estate solutions, as well as access to asset management, global treasury management and capital markets products and services through partnerships with Capital Management, Wealth Management, and the Corporate and Investment Bank.

     Our strategic focus is on providing exceptional customer service combined with leveraging in-depth customer knowledge to acquire, deepen, enhance and retain customer relationships through tailored products and services. Our goal is to reduce the number of single-service customers and to increase the proportion of our customers who transact, save or invest, and borrow with us. The General Bank is particularly focused on providing excellent service to customers throughout the merger integration process, growing low-cost core deposits, and improving both loan spreads and efficiency.

     The General Bank segment includes Retail and Small Business, and Commercial. General Bank earnings increased $127 million in the first six months of 2003 from the first six months of 2002 due to higher consumer real estate-secured balances and strong growth in small business lending and core deposits.

     The rise in net interest income reflected 13 percent growth in average loans and 8 percent growth in average core deposits. Growth in low-cost core deposits was particularly strong at 19 percent from the first six months of 2002. Fee and other income rose due to mortgage-related revenue and strong debit card revenue.

     Noninterest expense increased 6 percent from the first six months of 2002, reflecting higher production-based costs such as incentives. Strong expense management and the realization of merger efficiencies were evident in an improved cash overhead efficiency ratio of 54.8 percent in the first six months of 2003, down from 55.7 percent in the first six months of 2002.

Capital Management Performance Summary
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$37	40	75	81
Fee and other income	800	788	1,535	1,571
Intersegment revenue	(16)	(19)	(35)	(36)

Total revenue (Tax-equivalent)	821	809	1,575	1,616
Provision for loan losses	—	—	—	—
Noninterest expense	662	657	1,287	1,320
Income taxes (Tax-equivalent)	59	55	105	108

Segment earnings	$100	97	183	188

Performance and other data
Economic profit	$81	77	145	149
Risk adjusted return on capital (RAROC)	56.72%	54.67	53.23	52.94
Economic capital, average	$710	710	694	716
Cash overhead efficiency ratio (Tax-equivalent)	80.74%	81.18	81.69	81.68
Average loans, net	$140	186	137	176
Average core deposits	$1,338	1,269	1,353	1,283
FTE employees	12,428	13,345	12,428	13,345

Capital Management Capital Management has created a growing and diversified business with a balanced mix of products and multiple channels of distribution. Through these channels, we offer a full line of investment products and services, including retail brokerage services, fixed and variable annuities, defined benefit and defined contribution retirement services, mutual funds, other customized investment advisory services, and corporate and institutional trust services. With the July 1, 2003, consummation of the retail securities brokerage combination between Wachovia Securities, LLC, and Prudential Securities, Inc., these products and services are available through 12,000 registered representatives operating in our national retail brokerage network of 700 offices in 48 states and Washington, D.C.; full-service retail financial centers in our East Coast marketplace; and online brokerage. Our 2003 third quarter financial reporting for this segment will include revenue and noninterest expense related to the retail securities brokerage firm created with that transaction. The Parent will reflect the impact of Prudential’s 38 percent interest in this transaction.

     Capital Management lines of business are Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     Capital Management earnings declined modestly in the first six months of 2003 compared with the first six months of 2002, due to weak equity markets over the past year. Total revenue reflected the impact of downward pressure on market valuations. Noninterest expense declined from the first six months of 2002, reflecting a continued focus on cost control.

     Assets under management increased $7 billion from December 31, 2002, to $240 billion at June 30, 2003, as equity markets improved and record net fluctuating fund sales offset money market outflows. Mutual fund assets of $115 billion were up 2 percent from year-end 2002 primarily due to strength in fixed income funds, including $2.4 billion in closed-end fund offerings in the first six months of 2003. Broker client assets of $282 billion at June 30, 2003, were up 7 percent from December 31, 2002, on improved market valuations.

Wealth Management Performance Summary
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$106	100	209	197
Fee and other income	131	137	264	272
Intersegment revenue	2	2	3	3

Total revenue (Tax-equivalent)	239	239	476	472
Provision for loan losses	5	7	9	8
Noninterest expense	175	164	345	326
Income taxes (Tax-equivalent)	22	25	45	51

Segment earnings	$37	43	77	87

Performance and other data
Economic profit	$25	33	52	63
Risk adjusted return on capital (RAROC)	36.35%	47.24	38.59	46.66
Economic capital, average	$384	360	378	355
Cash overhead efficiency ratio (Tax-equivalent)	73.62%	68.73	72.67	69.22
Lending commitments	$3,678	3,147	3,678	3,147
Average loans, net	9,558	8,632	9,449	8,517
Average core deposits	$10,817	9,879	10,740	9,887
FTE employees	3,921	3,893	3,921	3,893

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services primarily to high net worth individuals and families through 55 teams of relationship managers and product specialists. Strategic partnerships with the General Bank, Capital Management, and the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients across the entire Wachovia franchise. Products and services offered through Wealth Management include cash management; online account aggregation, banking and bill payment; credit and debt management products; risk management services including insurance; investment management and advisory services including equity, fixed income and alternative investment services; financial, tax and estate planning services; philanthropy management including charitable trusts, foundation and planned giving services; and legacy management including personal trust and estate settlement services.

     The decline in Wealth Management’s earnings from the first six months of 2002 primarily reflected lower fee income, due to market-driven declines in trust and investment management fees, and higher noninterest expense as discussed below. This decline was partially offset by higher insurance commissions resulting from the third quarter 2002 Cameron M. Harris & Co. acquisition. The increase in total revenue from the first six months of 2002 reflected higher net interest income on increased loans and deposits. The increase in noninterest expense from the first six months of 2002 was primarily due to the Cameron M. Harris acquisition and higher benefits expense.

     Steady loan and deposit production throughout the year drove average loans up 11 percent and average core deposits up 9 percent from the first six months of 2002. Loan growth was strongest in the commercial sector. Higher checking account and money market balances led deposit growth. Assets under management of $63 billion represented a modest increase from year-end 2002, driven by improving equity market valuations.

Corporate and Investment Bank Performance Summary
	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$551	583	1,116	1,166
Fee and other income	578	495	1,149	993
Intersegment revenue	(29)	(24)	(55)	(42)

Total revenue (Tax-equivalent)	1,100	1,054	2,210	2,117
Provision for loan losses	95	293	205	515
Noninterest expense	567	517	1,124	1,036
Income taxes (Tax-equivalent)	163	92	327	212

Segment earnings	$275	152	554	354

Performance and other data
Economic profit	$126	76	253	145
Risk adjusted return on capital (RAROC)	19.37%	15.18	19.25	14.89
Economic capital, average	$6,042	7,277	6,191	7,507
Cash overhead efficiency ratio (Tax-equivalent)	51.62%	49.14	50.87	48.95
Lending commitments	$75,241	88,891	75,241	88,891
Average loans, net	34,608	41,580	35,352	42,456
Average core deposits	$14,815	12,207	14,469	12,481
FTE employees	4,309	4,289	4,309	4,289

Corporate and Investment Bank Our Corporate and Investment Bank serves 2,600 domestic and international corporate clients typically with revenues in excess of $250 million, and primarily in 10 key industry sectors: healthcare; technology; media and communications; information technology and business services; financial institutions; real estate; consumer and retail; industrial growth; defense and aerospace; and energy and power.

     The Corporate and Investment Bank segment includes Corporate Lending, Investment Banking, Treasury and Trade Finance, and Principal Investing lines of business.

•	Corporate Lending products and services include large corporate lending, loan syndications, and commercial leasing.

•	Investment Banking products and services include equity capital markets, merger and acquisition advisory services, equity linked products and the activities of our fixed income division (including interest rate products, credit products, structured products and nondollar products).

•	Treasury and Trade Finance includes treasury management products and services, domestic and international correspondent banking operations, and international trade services.

•	Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by select private equity and venture capital groups.

     Corporate and Investment Bank earnings increased 56 percent from the first six months of 2002 as an increase in fee income more than offset a decline in net interest income. Fee income improved largely due to across-the-board improvement in all fixed income product offerings and lower principal investing net losses of $101 million in the first six months of 2003 compared with net losses of $132 million in the first six months of 2002. Principal investing results largely reflected lower direct investment losses. Included in fee income was growth in trading account profits of 24 percent compared with the first six months of 2002. Trading account profit growth was driven by strong convertible bond and nondollar trading partially offset by higher credit default swap losses. Fee income also improved due to increased advisory and underwriting fees in fixed income and loan syndications. The decline in net interest income reflected lower balances in corporate lending.

     Average net loans declined 17 percent from the first six months of 2002 as a result of weak loan demand and lower credit facility usage, as well as portfolio management activity designed to reduce risk and to improve returns. Average core deposits increased 16 percent in the same period due to growth in commercial mortgage servicing and international trade finance.

     The provision for loan losses of $205 million included $43 million related to the sale or transfer to loans held for sale of $1.2 billion of exposure. The provision declined $310 million from the first six months of 2002, which was a period of higher net charge-offs primarily related to the telecommunications sector, Argentina and the energy services sector.

     The 8 percent increase in noninterest expense from the first six months of 2002 reflected strategic initiative spending, higher loans and lease costs, and increased revenue-based incentives.

     Principal investments, which are classified in other assets on our consolidated balance sheet, are recorded at fair value, with realized and unrealized gains and losses included in principal investing income in the results of operations. The carrying value of the principal investing portfolio at June 30, 2003, was $1.9 billion, consisting of $72 million in direct equity investments that are publicly traded, $475 million of direct investments in mezzanine securities (typically subordinated debt), $589 million of direct private equity investments and $789 million in private equity funds. The principal investing portfolio was $2.1 billion at year-end 2002.

     In the first six months of 2003, principal investing net losses were $101 million, consisting of $104 million in gross gains and $205 million in gross losses. Net losses were attributable to both our direct investment portfolio and our investments in private equity funds, which accounted for $40 million and $61 million of net losses, respectively. Net losses for the first six months of 2002 were $132 million, which included $92 million in gross gains and $224 million in gross losses.

Parent Parent includes all of our asset and liability management functions, as well as:

•	The goodwill and deposit base intangible assets, and related funding costs;

•	Certain revenue items not recorded in the business segments discussed in the Fee and Other Income section;

•	Certain expenses that are not allocated to the business segments;

•	Branch sale gains and the results of The Money Store home equity lending, mortgage servicing, indirect auto leasing and credit card businesses that have been divested or are being wound down; and

•	The results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store loans and home equity loans generated by our mortgage company, as well as servicing for third party portfolios.

     Earnings in the Parent were $99 million in the first six months of 2003 compared with $104 million in the first six months of 2002. Total revenue in the Parent declined $109 million from the first six months of 2002 to $357 million in the first six months of 2003 primarily as a result of a $50 million reduction in mortgage banking income. This decline was primarily related to increased deferral of loan origination fees from higher origination volume. Loan origination fees and costs are accounted for on a cash basis in the core business segments and the Parent includes an adjustment to defer and amortize the fees and costs over the life of the loan. In addition, advisory fees in the first six months of 2002 included an incremental $42 million related to the securitization of assets from one of our multi-seller commercial paper conduits. Trading losses of $23 million in the first six months of 2003 included a $31 million loss related to liquidity agreements we have with the conduits that we administer. Trading losses of $18 million in the first six months of 2002 included a $42 million loss related to the purchase of $361 million of assets from the conduit pursuant to a credit enhancement agreement we had with the conduit.

     Noninterest expense declined by $25 million from the first six months of 2002 primarily due to lower deposit base intangible amortization. Income tax benefits increased $80 million from the first six months of 2002 reflecting a slightly lower corporate effective tax rate. For segment reporting, income tax expense or benefit is allocated to each business segment, and any difference between the total for all business segments and the consolidated results is included in the Parent.

     Our 2003 third quarter financial reporting for this segment will reflect the impact of Prudential’s 38 percent interest in this transaction. Fee income and noninterest expense related to this transaction will be included in Capital Management.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $74 billion at June 30, 2003, a decline from $76 billion at December 31, 2002. Securities available for sale had an unrealized gain of $2.8 billion at June 30, 2003, and $2.7 billion at December 31, 2002. The average rate earned on securities available for sale was 5.67 percent in the first six months of 2003 and 6.58 percent in the first six months of 2002.

     In connection with certain securitizations, we retain interests in the form of either bonds or residual interests. The retained interests resulted primarily from the securitization of residential mortgage loans and prime equity lines. Included in securities available for sale at June 30, 2003, were residual interests with a market value of $1.3 billion, which included an unrealized gain of $567 million, and retained bonds from securitizations in U.S. Government agency and asset-backed securities with a market value of $13.5 billion, which included a net unrealized gain of $459 million. At December 31, 2002, securities available for sale included residual interests with a market value of $1.3 billion, which included a net unrealized gain of $491 million and retained bonds from securitizations with a market value of $18 billion, which included a net unrealized gain of $649 million.

     At June 30, 2003, retained bonds with an amortized cost of $9.9 billion and a market value of $10.2 billion were rated as investment grade by external rating agencies. Retained bonds with an amortized cost of $9.2 billion and a market value of $9.5 billion at June 30, 2003, have external credit ratings of AA and above.

     The decrease in retained interests in securities available for sale from December 31, 2002, was primarily due to pay-downs in retained bonds.

Loans — On-Balance Sheet
	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$54,857	56,476	56,501	57,899	57,984
Real estate — construction and other	6,827	6,833	6,849	7,558	8,035
Real estate — mortgage	16,153	16,429	16,655	16,967	17,349
Lease financing	23,204	23,060	22,667	22,616	22,044
Foreign	6,622	6,433	6,425	6,992	7,241

Total commercial	107,663	109,231	109,097	112,032	112,653

Consumer
Real estate — mortgage	25,564	25,288	24,979	17,527	19,803
Installment loans	39,577	39,748	38,817	37,889	35,940
Vehicle leasing	13	35	80	43	168

Total consumer	65,154	65,071	63,876	55,459	55,911

Total loans	172,817	174,302	172,973	167,491	168,564
Unearned income	9,984	10,080	9,876	9,949	9,764

Loans, net (on-balance sheet)	$162,833	164,222	163,097	157,542	158,800

Loans — Managed Portfolio (Including on-balance sheet)
	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$111,071	113,038	112,455	115,591	115,750
Real estate — mortgage	32,207	32,664	34,246	27,666	26,951
Installment loans	66,646	66,348	65,280	65,260	64,469
Vehicle leasing	13	35	80	43	168

Total managed portfolio	$209,937	212,085	212,061	208,560	207,338

Loans Net loans declined modestly from December 31, 2002, primarily due to a decline in large corporate loans related to sales, securitizations and transfers to loans held for sale, offset by the purchase of $2.8 billion of primarily residential mortgage loans for investment purposes. In the first six months of 2003, we transferred to loans held for sale or sold $906 million of loans, largely from the large corporate portfolio, compared with transfers or sales of $861 million in the first six months of 2002. Commercial loans represented 62 percent and consumer loans 38 percent of the loan portfolio at June 30, 2003.

     The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold where we service the loans. The average rate earned on loans decreased 74 basis points from the first six months of 2002 to 5.15 percent in the first six months of 2003, which was in line with reductions in interest rates.

Asset Quality
	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$1,501	1,622	1,585	1,751	1,805
Foreclosed properties	130	118	150	156	156

Total nonperforming assets	$1,631	1,740	1,735	1,907	1,961

as % of loans, net and foreclosed properties	1.00%	1.06	1.06	1.21	1.23

Nonperforming assets in loans held for sale	$167	114	138	115	108

Total nonperforming assets in loans and in loans held for sale	$1,798	1,854	1,873	2,022	2,069

as % of loans, net, foreclosed properties and loans in other assets as held for sale	1.04%	1.08	1.11	1.23	1.24

Allowance for loan losses
Balance, beginning of period	$2,747	2,798	2,847	2,951	2,986
Net charge-offs	(169)	(195)	(199)	(224)	(374)
Allowance relating to loans transferred or sold	(69)	(80)	(158)	(315)	(58)
Provision for loan losses related to loans transferred or sold	26	25	109	211	23
Provision for loan losses	169	199	199	224	374

Balance, end of period	$2,704	2,747	2,798	2,847	2,951

as % of loans, net	1.66%	1.67	1.72	1.81	1.86
as % of nonaccrual and restructured loans (a)	180	169	177	163	163
as % of nonperforming assets (a)	166%	158	161	149	150

Net charge-offs	$169	195	199	224	374
Commercial, as % of average commercial loans	0.42%	0.53	0.53	0.61	1.24
Consumer, as % of average consumer loans	0.44	0.44	0.52	0.56	0.48
Total, as % of average loans, net	0.43%	0.49	0.52	0.59	0.97

Past due loans, 90 days and over
Commercial, as a % of loans, net	1.30%	1.41	1.42	1.58	1.62
Consumer, as a % of loans, net	0.80%	0.79	0.75	0.77	0.69

(a) These ratios do not include nonperforming assets included in other assets as held for sale.

Nonperforming Assets The 4 percent decline in nonperforming assets from December 31, 2002, reflected more favorable market conditions and a slowdown in new inflows to the commercial nonaccrual portfolio as well as $115 million in loan sales directly from the loan portfolio. Nonperforming assets were also reduced by net charge-offs, write-downs in the loans held for sale portfolio and sales of $53 million in nonperforming assets in assets held for sale.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $1.2 billion at June 30, 2003, and $1.4 billion at December 31, 2002. Included in the allowance for loan losses at June 30, 2003, was $134 million related to $513 million of impaired loans. The remaining impaired loans were recorded at the lower of either the fair value of collateral or the present value of expected future cash flows. In the first six months of 2003, the average recorded investment in impaired loans was $1.3 billion, and $9 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $293 million at June 30, 2003. Of these past due loans, $18 million were commercial loans or commercial real estate loans and $275 million were consumer loans.

Net Charge-offs Net charge-offs declined 48 percent from the first six months of 2002, due mainly to moderating trends in nonperforming assets and our strategic decision to actively manage down potential problem loans and certain large corporate loans over the past several quarters. We expect net charge-offs to be in the range of 40 basis points to 50 basis points of average loans for the full year 2003.

Provision and Allowance for Loan Losses The provision for loan losses declined 43 percent from the first six months of 2002. We continue to mitigate risk and strengthen our balance sheet by transferring many at-risk credits to loans held for sale. The provision for loan losses in the first six months of 2003 included $51 million associated with the transfer of $625 million of exposure, including $386 million of outstandings and the related unfunded commitments of $239 million, to loans held for sale and to the sale of $444 million of corporate, commercial and consumer loans directly out of the loan portfolio. The provision for loan losses in the first six months of 2002 included $37 million related to $861 million of loans sold directly out of the loan portfolio or transferred to loans held for sale. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying value of these loans to their respective fair values.

Loans Held for Sale Loans held for sale include loans originated for sale or securitization as part of our core business strategy as well as the activities related to our ongoing portfolio risk management to reduce exposure to areas of perceived higher risk.

     In the first six months of 2003, we sold or securitized $13.1 billion in loans out of the held for sale portfolio. Of the $13.1 billion, $1.3 billion were commercial loans and $11.8 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of these loan sales and securitizations represented normal flow, or core business, activity, which means we originate the loans with the intent to sell them to third parties. Of the loans sold, $53 million were nonperforming.

     As part of our ongoing portfolio management activities, we transferred $386 million of commercial loans and $239 million of additional exposure to held for sale in the first six months of 2003. In connection with this transfer to loans held for sale, these loans were written down to the lower of cost or market value, and in the aggregate these loans were recorded in loans held for sale at 72 percent of their original face value.

     In the first six months of 2003, we also sold $444 million of loans directly out of the loan portfolio. Of these nonflow loans, $329 million were performing and $115 million were nonperforming at the time of the sale. Loan sales are recorded as sales directly out of the loan portfolio in situations where the sale is closed in the same period in which the decision to sell was made. We will continue to look for market opportunities to reduce risk in the loan portfolio by either selling loans directly out of the loan portfolio or by transferring loans to loans held for sale.

Funding Sources

Core Deposits Deposits are our primary source of funding. We are one of the nation’s largest core deposit-funded banking institutions with a deposit base that is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region. We believe this geographic diversity creates considerable funding diversity and stability. The stability of this funding source is affected by other factors including returns available to customers on alternative investments, the quality of customer service levels and competitive forces. Core deposits include savings, negotiable order of withdrawal (NOW), money market, noninterest-bearing and other consumer time deposits. Core deposits increased 7 percent from December 31, 2002, to $187 billion. Average low-cost core deposits, which exclude consumer certificates of deposit and deposits held in CAP Accounts, grew 18 percent to $133 billion in the first six months of 2003 from the first six months of 2002 as we focused on increasing the proportion of low-cost core deposits over higher cost consumer certificate of deposit balances.

     In the first six months of 2003 and 2002, average noninterest-bearing deposits were 24 percent and 23 percent, respectively, of average core deposits. The portion of core deposits in higher rate, other consumer time deposits was 16 percent at June 30, 2003, and 19 percent at December 31, 2002. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $60 billion in the first six months of 2003 and $54 billion in the first six months of 2002. Purchased funds were $63 billion at June 30, 2003, and $57 billion at December 31, 2002.

Long-Term Debt Long-term debt declined $2.6 billion from December 31, 2002, to $37 billion at June 30, 2003, due to scheduled maturities. In the rest of 2003, scheduled maturities of long-term debt amount to $1.1 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     Long-term debt included $3 billion of trust preferred securities at both June 30, 2003, and December 31, 2002. Subsidiary trusts issued these preferred securities and used the proceeds to purchase junior subordinated debentures from the Parent. These preferred securities are considered tier 1 capital for regulatory purposes. The Accounting and Regulatory Matters section has additional information.

     Wachovia Bank has available a global note program for the issuance of up to $45 billion of senior or subordinated notes. In July 2003, we issued $500 million in subordinated bank notes under this program. The sale of any notes under this program will depend on future market conditions, funding needs and other factors.

     Under a current shelf registration statement with the Securities and Exchange Commission, we have $10 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In July 2003, we issued $750 million in senior debt securities under this shelf registration. In addition, we have available for issuance up to $4 billion under a medium-term note program covering senior or subordinated debt securities. The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity was essentially unchanged from year-end 2002 at $32 billion at June 30, 2003. Average diluted common shares outstanding declined by 24 million shares from June 30, 2002, to 1.3 billion diluted common shares at June 30, 2003. We repurchased 8.9 million common shares at a cost of $347 million in the first six months of 2003 in connection with our previously announced buyback program. At June 30, 2003, we had authority to repurchase up to 88.8 million shares of our common stock.

     In the first six months of 2003, we settled our remaining equity forward purchase contract by purchasing 24 million shares at a cost of $773 million.

     In the third quarter of 2002, we entered into transactions involving the simultaneous sale of put options and the purchase of call options on 4.9 million shares of our common stock with expiration dates from late October 2003 to mid-November 2003. We entered into these collar transactions to manage the potential dilution associated with employee stock options. The put options were sold to offset the cost of purchasing the call options. Beginning on July 1, 2003, the accounting treatment for the collars changed. The Accounting and Regulatory Matters section has further information.

     We paid $740 million in dividends to common stockholders in the first six months of 2003 and $656 million in the first six months of 2002. This represented a dividend payout ratio on cash earnings of 31.79 percent in the first six months of 2003 and 32.00 percent in the first six months of 2002. Dividends of 5 cents per DEP share, or $5 million, were paid to holders of the DEPs in the first six months of 2003, representing the difference between the Wachovia dividends paid to common stockholders in the first six months of 2003 of 55 cents per share and the last common stock dividend paid by the former Wachovia of $1.20 per share on an annualized basis.

Subsidiary Dividends Wachovia Bank is the largest source of subsidiary dividends paid to the Parent. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at June 30, 2003, our subsidiaries had $4.2 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $1.3 billion in dividends to the Parent in the first six months of 2003.

Regulatory Capital As a regulated financial services company, we are governed by certain regulatory capital requirements. Our tier 1 capital ratio increased 11 basis points from December 31, 2002, to 8.33 percent at June 30, 2003. Our objective for 2003 is to maintain a tier 1 capital ratio in the range of 8.25 percent to 8.35 percent. The minimum tier 1 ratio is 4 percent. At June 30, 2003, we were classified as well capitalized for regulatory purposes, the highest classification. Our total capital and leverage ratios were 11.92 percent and 6.78 percent, respectively, at June 30, 2003, and 12.01 percent and 6.77 percent, respectively, at December 31, 2002.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. These transactions fall under two broad categories: corporate transactions and customer transactions. Corporate transactions are designed to diversify our funding sources; reduce our credit, market or liquidity risk; and optimize capital. Customer transactions are executed to facilitate customers’ funding needs or risk management objectives. Within these two categories, there are many types of transactions, which for purposes of the following table, we have grouped into lending commitments, conduit transactions, asset securitizations, other credit enhancements, leasing, and other transactions. For a detailed description of each of these types of transactions, please refer to our 2002 Annual Report on Form 10-K. Off-balance sheet exposure did not change significantly from December 31, 2002, to June 30, 2003, with the exception of the items noted in the following quarterly update to the information provided in the Annual Report on Form 10-K.

Summary of Off-Balance Sheet Exposures
	Business Segments				Total

			Corporate
			and
	General	Wealth	Investment		June 30,	December 31,
(In millions)	Bank	Management	Bank	Parent	2003	2002

Lending commitments
Commercial	$23,966	2,300	61,928	16,091	104,285	111,058
Letters of credit	3,014	—	13,204	—	16,218	14,878
Consumer	36,732	1,378	—	—	38,110	32,084

Total lending commitments	63,712	3,678	75,132	16,091	158,613	158,020
Conduit transactions	—	—	17,481	—	17,481	17,604
Asset securitizations	—	—	3,886	8,152	12,038	12,857
Other credit enhancements	7,057	—	4,233	—	11,290	11,023
Leasing transactions	—	—	645	—	645	595
Other transactions
Principal investing	—	—	853	—	853	972
Transactions in our own stock	—	—	—	151	151	1,155
Contingent consideration	—	—	—	276	276	281

Total	$70,769	3,678	102,230	24,670	201,347	202,507

Lending Commitments Lending commitments include unfunded loan commitments and letters of credit. From December 31, 2002, commercial loan commitments declined $6.8 billion consistent with the decrease in commercial loans as a result of our commercial portfolio management activity designed to reduce risk. Consumer loan commitments increased $6.0 billion in line with the increase in consumer loan activity.

Conduit Transactions In the first six months of 2003, we purchased $306 million of assets from the conduits we administered and recorded $31 million in losses related to liquidity agreements we have with the conduits that we administer. In the first six months of 2002, we purchased $596 million of assets from the conduits we administered, and incurred $42 million in losses. The Accounting and Regulatory Matters section has additional information.

Asset Securitizations and Other Credit Enhancements In the first six months of 2003, we securitized and sold $1.1 billion of prime equity lines, retaining $26 million in the form of residual interests. Included in other income were gains related to these securitizations of $46 million in the first six months of 2003 and $65 million in the first six months of

2002. Retained interests from securitizations, recorded as either available for sale securities, trading account assets, loans or other assets, were $17 billion at June 30, 2003, and $20 billion at December 31, 2002.

     Retained interests from collateralized loan obligation (CLO) and collateralized debt obligation (CDO) transactions are recorded as available for sale securities and were $136 million at June 30, 2003, and $151 million at December 31, 2002. Impairment losses included in other income related to retained interests in CLOs and CDOs were $23 million in the first six months of 2003 and $34 million in the first six months of 2002.

     Retained interests from securitizations of fixed rate municipal bonds were $316 million at June 30, 2003, and $318 million at December 31, 2002.

Leasing Transactions In December 2002, we entered into a sale and leaseback transaction with a large financial institution under which we committed to sell $1.3 billion of railcars and lease them back over a six-year period. In December 2002, we sold $600 million of railcars and leased them back. The remaining railcars were sold and leased back in the first quarter of 2003. The purchaser/lessor financed the purchase through the issuance of nonrecourse debt to independent third parties. No gain or loss was recorded on these transactions.

     Total assets within off-balance sheet lease structures were $1.6 billion at June 30, 2003, compared with $876 million at December 31, 2002. At June 30, 2003, assets of $843 million have been classified as capital leases; accordingly, the present value of the minimum lease payments, including the present value of the maximum residual guarantee at the end of the lease term, has been recorded as a capital asset and as long-term debt.

     We provided $1.4 billion in residual value guarantees to the lessors at June 30, 2003, with $645 million representing assets under operating leases. The residual value guarantees protect the lessor from loss on sale of the property at the end of the lease term. To the extent that a sale results in proceeds less than a stated percent (generally 80 percent to 89 percent) of the property’s cost less depreciation, we will be required to reimburse the lessor under our residual value guarantee.

Principal Investing Principal Investing investments were recorded on the balance sheet at a fair value of $1.9 billion at June 30, 2003, and $2.1 billion at December 31, 2002. These investments are subject to all the risks of the equity markets and many of these investments are illiquid. Direct investments in public and private companies typically do not involve legally binding commitments to participate in subsequent equity or debt offerings. Fund investments do however involve legally binding commitments to contribute capital pursuant to the terms of limited partnership agreements. At June 30, 2003, we had unfunded commitments to more than 200 fund sponsors amounting to $853 million. We expect that these commitments will be drawn over the next three to five years.

Transactions in Our Own Stock Since 1999 we have entered into derivative transactions in our own stock, including forward purchase contracts and equity collars. In the first six months of 2003, we settled our remaining forward purchase contract by purchasing 24 million shares at a cost of $773 million. In addition, we use equity collars to offset potential dilution from the exercise of stock options. Under the collar transactions, we purchased a call option and sold a put option to the same counterparty. We have the option to settle these contracts by purchasing the shares for cash or by settling on a net cash or net share basis. If we settle the contracts by purchasing the shares, we will pay cash and realize a corresponding reduction to stockholders’ equity. Net cash and net share settlement would involve a counterparty selling the shares they hold, with the remaining obligation settled in cash or shares, respectively. Depending on the market price of our stock relative to the price of the contracts at settlement, we may either receive or pay cash or issue shares under net settlement.

Risk Governance and Administration

     Please refer to our 2002 Annual Report on Form 10-K for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks, and to allocating capital and measuring risk-adjusted returns as well as our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and derivatives in order to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk is controlled through the use of Value-at-Risk (VAR) methodology with limits approved by the Asset and Liability Management Committee and an active, independent monitoring process. Our 1-day VAR limit for the first six months of 2003 was $30 million.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. The total 1-day VAR was $17 million at June 30, 2003, and $13 million at December 31, 2002, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first six months of 2003 were $19 million, $10 million and $13 million, respectively.

Interest Rate Risk Management Managing interest rate risk is fundamental to banking. The Asset and Liability Management Committee oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines as needed to manage overall risk exposure.

     The sensitivity of our net interest income to changes in interest rates can be broadly divided into two major categories: repricing risk and curve risk. Repricing risk reflects the impact of changes in short-term interest rates such as federal funds, LIBOR and the prime rate on variable rate assets and liabilities, and on interest rate derivatives. Curve risk captures the impact of changes in rates greater than one year in term on existing assets and liabilities, as well as new fixed rate loans, securities and debt. The largest impact from curve risk is a prepayment-related change in the cash flows of mortgage-related assets.

     A balance sheet is described as liability sensitive when in the aggregate its liability costs reprice more frequently or to a greater degree than its aggregate asset yields for a given change in interest rates. A liability-sensitive balance sheet will produce a lower level of net interest income in a rising rate scenario compared with a scenario where rates remain unchanged, as interest expense will increase faster than interest income. Conversely, an asset-sensitive balance sheet, in which asset yields reprice faster or to a greater extent than liabilities, would produce greater net interest income in a rising rate scenario. The opposite relationship holds true for a scenario in which interest rates decline.

     Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix creates a highly asset-sensitive balance sheet. Over the last 12 to 18 months, deposit growth has far outpaced growth in loans, thus significantly adding to our asset-sensitive position. To convert the risk profile of the balance sheet to a neutral or liability sensitive position, a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives must be added. As part of our interest rate risk and liquidity management process, we may elect to use derivatives as a cost- and capital-efficient way to hedge on-balance sheet assets, liabilities and future transactions. The decision to use derivatives or investment securities as a part of our interest rate risk and liquidity management process is based on a number of factors, including perceived relative value, liquidity and capital implications, transaction efficiency and overall strategy. We will opt to use derivatives when they provide greater relative value or more efficient execution of our strategy than cash securities. Derivatives used for interest rate risk management include various interest rate swaps, futures, forward and option structures with indices that relate to the pricing of specific financial instruments. Our 2002 Annual Report on Form 10-K has additional information related to derivatives.

     As loan demand increases, low-cost core deposits may be used to fund lending activities. To the extent such loans are fixed rate, the need for discretionary investment securities would be diminished. Accordingly, existing positions would be allowed to mature, or may be liquidated. To the extent incremental loan assets are variable rate instruments, it is likely that fixed rate securities would be allowed to mature or be liquidated and new derivatives would be added to effectively convert the incremental variable rate loans to fixed rate instruments. These activities keep liquidity, capital, and interest rate profiles at targeted levels.

     Our investment strategy and our use of mortgage-related assets are dependent on many factors such as the current risk profile of the balance sheet and expected economic conditions. In June 2003, mortgage-related assets comprised roughly 70 percent of the discretionary loan and securities portfolios, and 55 percent of all discretionary positions. Discretionary mortgage-related assets include domestic agency mortgage-backed securities, collateralized mortgage obligations (CMOs), foreign mortgage-backed securities, and purchased fixed and adjustable rate loans.

     Most mortgage loans provide borrowers with an option to repay a loan before its contractual maturity without penalty. This prepayment option exposes mortgage lenders and investors to curve risk, i.e., the risk that expected cash flows are altered as a result of changes in interest rates with terms longer than one year. In a declining rate environment, this option allows borrowers to refinance their loans with a new, lower rate mortgage, therefore shortening the expected average life of the original loan. A rising rate environment, however, reduces refinancing opportunities, therefore extending the expected timeframe over which these loans will be outstanding, i.e., they have longer expected average lives.

     Mortgage-related assets possess unique risk profiles due to the optional nature of their cash flows. We seek to optimize our investment decisions by considering how these assets perform in a variety of conditions. The price at which mortgage assets are purchased has a significant impact on their yield performance in different rate environments. We use mortgage securities purchased at a premium as a partial hedge against rising rates, and mortgage securities purchased at par or discount prices to partially hedge falling rates.

     Securities purchased at par have very stable yields in all rate environments. In a more typical rate environment, normal rate volatility offers future refinancing opportunities. Loans issued at historically low rates during the second quarter of 2003 are expected to have significantly fewer refinancing opportunities than those issued in a more normal rate environment. As a result, securities collateralized by these loans should have significantly longer expected average lives. Securities with longer expected average lives have a higher level of risk to rising rates than securities with shorter average lives. We selectively include current coupon mortgage securities in our portfolio as a hedge against a continued low-rate environment.

     When mortgage securities are purchased at a premium, the amortization of the premium can cause increases or decreases in the yield of the securities, depending upon the rate environment. In the second quarter 2003 rate environment, higher coupon, premium mortgage securities had increased risk of prepayment; therefore, their expected lives were very short, and yield performance was quite low. In the rising rate environment we have experienced since the end of the second quarter of 2003, the extension of these higher coupon cash flows has caused the yield of securities purchased at a premium to perform much better than securities purchased at par. This yield dynamic serves as a partial hedge against rising rates, and permits a fixed-rate, premium security to perform similar to a floating rate security given moderate increases in long-term rates.

     Mortgage securities purchased at discount are collateralized by loans with interest rates lower than the interest rates on newly originated mortgages. The underlying loans would have longer expected average lives than the loans collateralizing securities purchased at par, therefore possessing a higher level of risk to rising rates. In the normal course of interest rate risk management, we routinely invest in discount securities as a hedge against declining rates. Due to the historically low second quarter 2003 rate levels, virtually all mortgage securities were priced at par or above. As a result, we have chosen to purchase interest rate floors in the derivatives market as an efficient way to provide protection against declining rates.

     The following table provides information on the relative performance of mortgage-related assets purchased at par, premium and discount prices.

Relative Investment Yield
	Rising Rates	Current Rates	Declining Rates

Mortgage securities purchased at par	Stable	Stable	Stable
Mortgage securities purchased at a premium	Higher	Lower	Lower
Mortgage securities purchased at a discount	Lower	Moderate	Higher

     To counterbalance the risks inherent in investing in mortgage-backed securities, we maintain a diversified portfolio of assets with differing risk profiles. Assets such as highly rated commercial mortgage-backed securities are structured with prepayment protection and therefore they have more certain cash flows. At June 2003, this asset class makes up about 10 percent of our portfolio. We have also achieved yield curve diversification by making investments in highly rated foreign denominated securities reflecting the characteristics of the European economic conditions. We take no currency risk when we invest in foreign securities.

     In analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both a “high rate” and “low rate” scenario to base-line scenarios. Our base-line scenario (“most likely rate”) is our estimated most likely path for future short-term interest rates over the next 24 months. A second base-line scenario (“flat rate”) holds short-term rates flat at their current level over our forecast horizon. The “high rate” and “low rate” scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the next 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from “high rate”, “low rate” or “base line” scenarios is 5 percent. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

     The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as on balance sheet financial instruments. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section.

Earnings Sensitivity Our “flat rate” scenario holds the federal funds rate constant at 0.85 percent through May 2004. Based on our June 2003 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario), our earnings sensitivity model indicates earnings during the 12- month policy measurement period would increase by 0.2 percent. Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to “flat rates,” earnings would increase by 0.2 percent.

     Periodically, factors such as yield curve shape, and how it changes over the measurement period have a more pronounced effect on sensitivity than a change in short-term rates. The “flat rate” scenario holds the curve shape, and shocks the curve in by adjusting each point of the curve by 200 basis points. Currently, the “high rate” scenario as measured against “flat rates,” maintains a relatively steep curve over the measurement period. This scenario indicates how curve shape, namely a steeper curve, offsets the effects of rising short-term rates. For our “most likely rate” scenario, we believe the market forward implied rate (“market rate”) is the most appropriate. This scenario assumes the federal funds rate declines to 0.79 percent in the fourth quarter of 2003, remains at that level through February 2004, then gradually rises to 0.97 percent by the end of the second quarter of 2004. The current yield curve is quite steep by historical standards. A steepening of the yield curve typically has a mitigating effect on rate sensitivity as short-term rates rise; conversely, a flattening of the yield curve exacerbates the impact of rising rates on Wachovia’s liability sensitive balance sheet. Our “most likely” rate scenario anticipates a flattening of the yield curve over the next 12 months.

     Our sensitivity to the “market rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This would be referred to as a parallel shift in the curve and would follow the “market rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while rates of terms longer than one year increase by a lesser degree. This scenario creates an incrementally flatter curve. In a liability sensitive balance sheet, this has the impact of stressing liability costs by a full 200 basis points, while new fixed-rate lending and investment rates receive less than a 200 basis point increase. There are two scenarios of this type that measure the impact of successively flatter curves. The reported sensitivity figure is a composite of these three scenarios.

     Our model indicates that earnings would be negatively affected by 1.2 percent in a “high rate” scenario relative to the market rate over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “most likely rate” scenario. The model indicates that earnings would be positively affected in this scenario by 0.2 percent. While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses new or proposed accounting pronouncements related to our industry as well as new or proposed legislation that will continue to have a significant impact on our industry.

Qualifying Special-Purpose Entities In June 2003, the FASB issued a proposed statement, Qualifying Special-Purpose Entities and Isolation of Transferred Assets. The proposed statement would amend SFAS 140 to provide additional restrictions on the permitted activities of qualifying special-purpose entities, including additional restrictions on the transactions a qualifying special-purpose entity could enter into with the transferor. The provisions of the proposed statement would apply prospectively to new transactions and would also apply to existing qualifying special-purpose entities in certain circumstances. We are assessing the potential impact that the proposed statement would have on us, which could result in consolidation of certain qualifying special-purpose entities that are currently not included in our consolidated financial statements. We will not know the actual impact until the FASB finalizes the proposed statement.

Liabilities and Equity In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity (SFAS 150). SFAS 150 requires that the fair value of certain financial instruments where the issuer may settle the instrument by issuing its own equity shares be classified as assets or liabilities. Subsequent changes to fair value are recorded in earnings. We have equity collar transactions that expire in October through December 2003 and are considered financial instruments within the scope of SFAS 150. In connection with the adoption of SFAS 150 on July 1, 2003, we recorded the fair value of these instruments as an asset and recognized after-tax income of $16 million ($25 million before tax), which will be presented in the third quarter 2003 consolidated statement of income as the cumulative effect of changing our method of accounting for certain transactions in our own stock. Other than recording this cumulative effect, the adoption of SFAS 150 did not have a material impact on our consolidated financial position or results of operations. The future impact of SFAS 150 will depend on the extent to which we enter into these transactions in the future.

Derivatives In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group (DIG) process and in connection with other FASB projects. Specifically, SFAS 149 clarifies the definition of a derivative by focusing on the meaning of the initial net investment criteria, amends the definition of an “underlying” (that is, the rate or index in a derivative transaction) in SFAS 133 to conform with language in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and clarifies when a derivative contains a financing component. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for provisions made as part of the DIG process, which continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a material impact on our consolidated financial position or results of operations.

Consolidations In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities, which addresses consolidation of variable interest entities (VIEs), certain of which are also referred to as SPEs. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. Under the provisions of FIN 46, a company will consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses if they occur, that will receive a majority of the VIE’s expected residual returns if they occur or both. The company that consolidates a VIE is called the primary beneficiary. The provisions of FIN 46 are applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, are subject to the provisions of FIN 46 no later than July 1, 2003.

     We arrange financing for certain customer transactions through multi-seller commercial paper conduits that provide our customers with access to the commercial paper market. We provide liquidity commitments to these multi-seller conduits that we administer. As currently structured, these conduits are VIEs in which we are the primary beneficiary. Accordingly, on July 1, 2003, we consolidated the conduits we administer. This consolidation added $10 billion of assets, representing $5 billion of securities and $5 billion of other earning assets and $10 billion of short-term commercial paper borrowings. The consolidation of the conduits will result in the recharacterization of an estimated $60 million of fees as net interest income for the second half of 2003 and we believe this will reduce our net interest margin by approximately 5 basis points for the full year 2003. As administrator of the conduits, we are currently evaluating various restructuring alternatives, including alternatives in which our variable interests in the form of liquidity and credit enhancement no longer would cause us to be the primary beneficiary, resulting in deconsolidation of the conduits.

     We did not consolidate or de-consolidate any other significant variable interest entities in connection with the adoption and implementation of FIN 46; thus the adoption and implementation did not have a material impact on our consolidated financial position or results of operations, other than as indicated above. However, the continued consolidation of trusts associated with our trust preferred securities and the appropriate balance sheet classification of the securities under FIN 46 is still being determined.

     Banking regulators have recently indicated that the capital requirements related to assets of conduits consolidated under FIN 46 or trust preferred securities, if deconsolidated under FIN 46, will remain unchanged until further notice. Therefore we expect no change in tier 1 capital as a result of the adoption of FIN 46. If the banking regulators change the capital treatment for trust preferred securities, our tier 1 capital would be reduced by the amount of outstanding trust preferred securities but we believe our capital classifications would remain unchanged.

Guarantees In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee.

     The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after December 31, 2002. These recognition provisions require recording liabilities associated with certain guarantees that we provide. These include standby letters of credit for which the consideration is received at periods other than at the beginning of the term, certain liquidity facilities we provide to conduits we administer and any residual value guarantees we provide on operating leases. The adoption of FIN 45 did not have a material effect on our consolidated financial position or results of operations.

Exit Costs In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under the provisions of SFAS 146, a liability for costs associated with exit or disposal activities is recognized only when a liability has been incurred. Previously, a liability was recognized when management committed to a plan of disposal and the plan met certain criteria, even though commitment to a plan did not, by itself, necessarily result in a liability.

     Specifically, under SFAS 146, involuntary employee termination costs associated with a one-time termination plan in excess of benefits that would be paid under an ongoing severance plan are recorded on the date that employees are notified, if the period between notification and termination is the lesser of 60 days or the legally required notification period. Otherwise, these costs are recognized evenly over the period from notification to termination. Involuntary termination costs under an ongoing plan are recorded under SFAS No. 112, Employers’ Accounting for Postemployment Benefits, on the date that management has committed to an exit or disposal plan. Under SFAS 146, costs associated with terminating a contract, including leases, are recognized when the contract is legally terminated or the benefits of the contract are no longer being realized.

     SFAS 146 is effective for exit plans initiated after December 31, 2002. The impact of this standard is dependent on the number and size of any exit or disposal activities that we undertake, and the effect will be largely based on the timing of expense recognition.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2002 Annual Report on Form 10-K.

Table 1
SELECTED STATISTICAL DATA

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	12.78%	12.94	11.07	11.63	11.52
Net interest margin (a)	3.78	3.86	3.86	3.94	3.97
Fee and other income as % of total revenue	45.60	44.64	43.89	42.86	45.63
Effective income tax rate	30.54%	29.94	18.39	6.20	31.46

ASSET QUALITY
Allowance as % of loans, net	1.66%	1.67	1.72	1.81	1.86
Allowance as % of nonperforming assets (b)	166	158	161	149	150
Net charge-offs as % of average loans, net	0.43	0.49	0.52	0.59	0.97
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.04%	1.08	1.11	1.23	1.24

CAPITAL ADEQUACY
Tier 1 capital ratio	8.33%	8.27	8.22	8.11	7.83
Total capital ratio	11.92	11.99	12.01	12.02	11.89
Leverage	6.78%	6.71	6.77	6.82	6.75

OTHER DATA
Employees (c)	81,316	81,152	80,778	80,987	82,686
Total financial centers/brokerage offices	3,176	3,251	3,280	3,342	3,347
ATMs	4,479	4,539	4,560	4,604	4,617
Actual common shares (In millions)	1,332	1,345	1,357	1,373	1,371
Common stock price	$39.96	34.07	36.44	32.69	38.18
Market capitalization	$53,228	45,828	49,461	44,887	52,347

(a)	Tax-equivalent.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

(c)	Employees at March 31, 2003, have been restated from 79,555 reported in our May 15, 2003, 10-Q filing.

Table 2
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2003			2002

	Second		First	Fourth	Third	Second
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$3,694		3,716	3,877	3,912	3,894
Tax-equivalent adjustment	63		64	59	54	54

Interest income (a)	3,757		3,780	3,936	3,966	3,948
Interest expense	1,174		1,202	1,407	1,446	1,433

Net interest income (a)	2,583		2,578	2,529	2,520	2,515
Provision for loan losses	195		224	308	435	397

Net interest income after provision for loan losses (a)	2,388		2,354	2,221	2,085	2,118
Securities gains	10		37	46	71	58
Fee and other income	2,156		2,041	1,932	1,819	2,052
Merger-related and restructuring expenses	96		64	145	107	143
Other noninterest expense	2,908		2,839	2,897	2,838	2,783

Income before income taxes (a)	1,550		1,529	1,157	1,030	1,302
Income taxes	455		438	203	60	393
Tax-equivalent adjustment	63		64	59	54	54

Net income	1,032		1,027	895	916	855
Dividends on preferred stock	1		4	4	3	6

Net income available to common stockholders	$1,031		1,023	891	913	849

PER COMMON SHARE DATA
Basic	$0.77		0.77	0.66	0.67	0.62
Diluted	0.77		0.76	0.66	0.66	0.62
Cash dividends	$0.29		0.26	0.26	0.26	0.24
Average common shares — Basic	1,333		1,335	1,350	1,362	1,360
Average common shares — Diluted	1,346		1,346	1,360	1,374	1,375
Average common stockholders’ equity
Quarter-to-date	$32,362		32,052	31,944	31,098	29,565
Year-to-date	32,208		32,052	30,384	29,858	29,228
Book value per common share	24.37		23.99	23.63	23.38	22.15
Common stock price
High	43.15		38.69	37.43	37.47	39.50
Low	34.47		32.72	28.75	30.51	35.98
Period-end	$39.96		34.07	36.44	32.69	38.18
To earnings ratio (b)	14.02	X	12.62	14.02	13.18	25.28
To book value	164%		142	154	140	172
BALANCE SHEET DATA
Assets	$364,285		348,064	341,839	333,880	324,679
Long-term debt	$37,051		39,204	39,662	39,758	37,931

(a)	Tax-equivalent.

(b)	Based on diluted earnings per common share.

Table 3
MERGER-RELATED AND RESTRUCTURING EXPENSES

Six
Months
Ended
June 30,
(In millions)	2003

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST UNION/WACHOVIA
Personnel costs	$13
Occupancy and equipment	46
Gain on regulatory-mandated branch sales	(9)
Advertising	25
System conversion costs	61
Contract cancellations	3
Other	27

Total First Union/Wachovia merger-related and restructuring expenses	166

Other restructuring expenses (reversals), net	(6)

Total merger-related and restructuring expenses	$160

	First Union/
	Wachovia
(In millions)	Merger	Other	Total

ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2002	$61	12	73
Cash payments	(14)	(2)	(16)
Noncash write-downs	(5)	—	(5)
Reversals of prior accruals	—	(6)	(6)

Balance, March 31, 2003	42	4	46
Cash payments	(17)	(1)	(18)
Noncash write-downs	(6)	—	(6)

Balance, June 30, 2003	$19	3	22

Table 4
BUSINESS SEGMENTS (a)

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$1,812	1,744	1,768	1,738	1,720
Fee and other income	581	562	569	520	508
Intersegment revenue	45	43	42	38	42

Total revenue (c)	2,438	2,349	2,379	2,296	2,270
Provision for loan losses	99	105	144	114	98
Noninterest expense	1,324	1,297	1,341	1,282	1,252
Income taxes	361	335	316	319	327
Tax-equivalent adjustment	10	10	10	10	10

Segment earnings	$644	602	568	571	583

Economic profit	$463	431	414	394	396
Risk adjusted return on capital	43.77%	42.38	40.05	38.53	38.69
Economic capital, average	$5,670	5,571	5,643	5,683	5,738
Cash overhead efficiency ratio (c)	54.32%	55.21	56.36	55.87	55.17
Lending commitments	$63,712	59,557	57,358	56,469	54,806
Average loans, net	113,055	110,882	106,081	101,429	100,861
Average core deposits	$151,166	145,496	144,252	141,861	139,650
FTE employees	36,935	36,636	36,505	36,177	37,094

COMMERCIAL
Net interest income (c)	$513	491	502	499	491
Fee and other income	81	95	84	86	87
Intersegment revenue	25	23	24	18	21

Total revenue (c)	619	609	610	603	599
Provision for loan losses	28	41	73	38	37
Noninterest expense	255	255	264	254	249
Income taxes	113	104	89	105	104
Tax-equivalent adjustment	10	10	10	10	10

Segment earnings	$213	199	174	196	199

Economic profit	$110	108	98	97	95
Risk adjusted return on capital	27.51%	27.86	25.79	25.09	24.75
Economic capital, average	$2,678	2,604	2,631	2,729	2,783
Cash overhead efficiency ratio (c)	41.14%	41.88	43.27	42.25	41.66
Average loans, net	$50,255	49,720	49,519	49,959	50,580
Average core deposits	$28,910	26,121	25,483	23,721	21,885

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,299	1,253	1,266	1,239	1,229
Fee and other income	500	467	485	434	421
Intersegment revenue	20	20	18	20	21

Total revenue (c)	1,819	1,740	1,769	1,693	1,671
Provision for loan losses	71	64	71	76	61
Noninterest expense	1,069	1,042	1,077	1,028	1,003
Income taxes	248	231	227	214	223
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$431	403	394	375	384

Economic profit	$353	323	316	297	301
Risk adjusted return on capital	58.33%	55.12	52.51	50.95	51.83
Economic capital, average	$2,992	2,967	3,012	2,954	2,955
Cash overhead efficiency ratio (c)	58.81%	59.87	60.87	60.72	59.99
Average loans, net	$62,800	61,162	56,562	51,470	50,281
Average core deposits	$122,256	119,375	118,769	118,140	117,765

(a)	Certain amounts presented in this Table 4 in periods prior to the second quarter of 2003 have been reclassified to conform to the presentation in the second quarter of 2003.

(b)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(c)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$37	38	39	42	40
Fee and other income	800	735	750	729	788
Intersegment revenue	(16)	(19)	(18)	(18)	(19)

Total revenue (b)	821	754	771	753	809
Provision for loan losses	—	—	—	—	—
Noninterest expense	662	625	621	614	657
Income taxes	59	46	55	51	55
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$100	83	95	88	97

Economic profit	$81	64	76	70	77
Risk adjusted return on capital	56.72%	49.54	56.57	53.07	54.67
Economic capital, average	$710	678	667	658	710
Cash overhead efficiency ratio (b)	80.74%	82.73	80.56	81.59	81.18
Average loans, net	$140	134	131	177	186
Average core deposits	$1,338	1,367	1,487	1,314	1,269
FTE employees	12,428	12,528	12,682	12,999	13,345
Assets under management	$239,837	233,134	232,430	227,486	230,038

RETAIL BROKERAGE SERVICES
Net interest income (b)	$29	32	31	36	38
Fee and other income	572	521	524	515	564
Intersegment revenue	(16)	(18)	(18)	(17)	(20)

Total revenue (b)	585	535	537	534	582
Provision for loan losses	—	—	—	—	—
Noninterest expense	481	458	452	457	499
Income taxes	39	27	32	29	29
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$65	50	53	48	54

Economic profit	$51	35	39	34	38
Risk adjusted return on capital	48.36%	38.60	42.12	38.57	38.71
Economic capital, average	$550	523	505	499	549
Cash overhead efficiency ratio (b)	82.22%	85.37	84.27	85.65	85.68
Average loans, net	$2	3	2	2	2
Average core deposits	$208	180	210	198	107

(a)	Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSET MANAGEMENT
Net interest income (b)	$7	5	7	5	1
Fee and other income	236	224	233	225	235
Intersegment revenue	1	(1)	—	(2)	(1)

Total revenue (b)	244	228	240	228	235
Provision for loan losses	—	—	—	—	—
Noninterest expense	192	178	180	170	169
Income taxes	19	18	21	21	25
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$33	32	39	37	41

Economic profit	$28	28	34	33	37
Risk adjusted return on capital	79.96%	81.90	93.15	90.01	102.24
Economic capital, average	$163	158	165	162	164
Cash overhead efficiency ratio (b)	78.87%	77.96	74.66	74.65	71.99
Average loans, net	$138	131	129	175	184
Average core deposits	$1,130	1,187	1,277	1,116	1,162

OTHER
Net interest income (b)	$1	1	1	1	1
Fee and other income	(8)	(10)	(7)	(11)	(11)
Intersegment revenue	(1)	—	—	1	2

Total revenue (b)	(8)	(9)	(6)	(9)	(8)
Provision for loan losses	—	—	—	—	—
Noninterest expense	(11)	(11)	(11)	(13)	(11)
Income taxes	1	1	2	1	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$2	1	3	3	2

Economic profit	$2	1	3	3	2
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(3)	(3)	(3)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$106	103	103	100	100
Fee and other income	131	133	135	122	137
Intersegment revenue	2	1	1	1	2

Total revenue (a)	239	237	239	223	239
Provision for loan losses	5	4	6	3	7
Noninterest expense	175	170	172	161	164
Income taxes	22	23	22	21	25
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$37	40	39	38	43

Economic profit	$25	27	27	24	33
Risk adjusted return on capital	36.35%	40.94	39.82	37.52	47.24
Economic capital, average	$384	373	375	364	360
Cash overhead efficiency ratio (a)	73.62%	71.72	71.62	72.08	68.73
Lending commitments	$3,678	3,343	3,288	3,145	3,147
Average loans, net	9,558	9,339	9,028	8,854	8,632
Average core deposits	$10,817	10,662	10,339	10,006	9,879
FTE employees	3,921	3,881	3,726	3,760	3,893

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT
BANK COMBINED (a)
Net interest income (b)	$551	565	589	602	583
Fee and other income	578	571	375	347	495
Intersegment revenue	(29)	(26)	(25)	(20)	(24)

Total revenue (b)	1,100	1,110	939	929	1,054
Provision for loan losses	95	110	161	317	293
Noninterest expense	567	557	537	509	517
Income taxes	132	138	69	22	65
Tax-equivalent adjustment	31	26	23	18	27

Segment earnings	$275	279	149	63	152

Economic profit	$126	127	13	15	76
Risk adjusted return on capital	19.37%	19.13	11.76	11.88	15.18
Economic capital, average	$6,042	6,343	6,602	6,964	7,277
Cash overhead efficiency ratio (b)	51.62%	50.12	57.28	54.71	49.14
Lending commitments	$75,132	79,060	82,163	84,188	88,891
Average loans, net	34,608	36,104	38,673	40,250	41,580
Average core deposits	$14,815	14,120	13,491	12,832	12,207
FTE employees	4,309	4,157	4,203	4,308	4,289

CORPORATE LENDING
Net interest income (b)	$300	310	339	355	350
Fee and other income	134	155	107	120	147
Intersegment revenue	3	4	3	4	4

Total revenue (b)	437	469	449	479	501
Provision for loan losses	95	103	160	317	278
Noninterest expense	128	122	110	111	112
Income taxes	80	92	67	22	44
Tax-equivalent adjustment	1	—	1	—	—

Segment earnings	$133	152	111	29	67

Economic profit	$49	54	33	37	48
Risk adjusted return on capital	16.23%	16.29	13.97	14.12	14.96
Economic capital, average	$3,740	4,161	4,422	4,728	4,870
Cash overhead efficiency ratio (b)	29.34%	26.00	24.51	23.13	22.38
Average loans, net	$29,100	30,686	33,113	34,565	36,104
Average core deposits	$1,249	1,301	1,410	1,534	1,135

TREASURY AND TRADE FINANCE
Net interest income (b)	$76	79	83	81	77
Fee and other income	175	178	170	176	171
Intersegment revenue	(23)	(23)	(19)	(16)	(19)

Total revenue (b)	228	234	234	241	229
Provision for loan losses	(3)	(3)	2	—	16
Noninterest expense	173	175	171	163	157
Income taxes	22	22	22	28	20
Tax-equivalent adjustment	—	—	1	1	—

Segment earnings	$36	40	38	49	36

Economic profit	$25	30	31	41	37
Risk adjusted return on capital	53.14%	59.45	66.20	80.78	74.97
Economic capital, average	$244	248	229	231	232
Cash overhead efficiency ratio (b)	76.39%	74.44	73.27	67.82	68.63
Average loans, net	$3,703	3,507	3,687	3,788	3,478
Average core deposits	$9,226	9,040	8,908	8,663	8,593

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

INVESTMENT BANKING
Net interest income (b)	$175	175	169	168	155
Fee and other income	326	282	203	80	219
Intersegment revenue	(9)	(7)	(9)	(8)	(9)

Total revenue (b)	492	450	363	240	365
Provision for loan losses	3	9	(1)	—	(1)
Noninterest expense	255	254	249	229	243
Income taxes (benefits)	55	42	20	(14)	18
Tax-equivalent adjustment	30	26	21	17	27

Segment earnings	$149	119	74	8	78

Economic profit	$120	97	47	(13)	48
Risk adjusted return on capital	52.09%	47.46	28.07	6.21	27.32
Economic capital, average	$1,167	1,085	1,063	1,044	1,169
Cash overhead efficiency ratio (b)	51.69%	56.40	68.34	94.91	66.76
Average loans, net	$1,805	1,907	1,868	1,897	1,998
Average core deposits	$4,340	3,779	3,173	2,635	2,479

PRINCIPAL INVESTING
Net interest income (b)	$—	1	(2)	(2)	1
Fee and other income	(57)	(44)	(105)	(29)	(42)
Intersegment revenue	—	—	—	—	—

Total revenue (b)	(57)	(43)	(107)	(31)	(41)
Provision for loan losses	—	1	—	—	—
Noninterest expense	11	6	7	6	5
Income tax benefits	(25)	(18)	(40)	(14)	(17)
Tax-equivalent adjustment	—	—	—	—	—

Segment loss	$(43)	(32)	(74)	(23)	(29)

Economic profit	$(68)	(54)	(98)	(50)	(57)
Risk adjusted return on capital	(19.50)%	(14.98)	(32.77)	(9.50)	(11.61)
Economic capital, average	$891	849	888	961	1,006
Cash overhead efficiency ratio (b)	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$—	4	5	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	2003		2002

	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$77	128	30	38	72
Fee and other income	76	77	149	172	182
Intersegment revenue	(2)	1	—	(1)	(1)

Total revenue (a)	151	206	179	209	253
Provision for loan losses	(4)	5	(3)	1	(1)
Noninterest expense	180	190	226	272	193
Income tax benefits	(83)	(80)	(206)	(313)	(25)
Tax-equivalent adjustment	22	28	26	26	17

Segment earnings	$36	63	136	223	69

Economic profit	$44	88	147	253	99
Risk adjusted return on capital	18.36%	25.90	36.75	54.15	27.19
Economic capital, average	$2,419	2,367	2,276	2,317	2,440
Cash overhead efficiency ratio (a)	31.78%	24.66	44.45	56.63	12.34
Lending commitments	$16,091	15,381	15,211	15,537	13,861
Average loans, net	374	1,505	(634)	1,218	4,089
Average core deposits	$1,281	1,343	1,169	1,171	1,505
FTE employees	23,723	23,950	23,662	23,743	24,065

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Three Months Ended June 30, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,812	37	106	551	77	(63)	2,520
Fee and other income	581	800	131	578	76	—	2,166
Intersegment revenue	45	(16)	2	(29)	(2)	—	-

Total revenue (a)	2,438	821	239	1,100	151	(63)	4,686
Provision for loan losses	99	—	5	95	(4)	—	195
Noninterest expense	1,324	662	175	567	180	96	3,004
Income taxes (benefits)	361	59	22	132	(83)	(36)	455
Tax-equivalent adjustment	10	—	—	31	22	(63)	-

Net income	644	100	37	275	36	(60)	1,032
Dividends on preferred stock	—	—	—	—	1	—	1

Net income available to common stockholders	$644	100	37	275	35	(60)	1,031

Economic profit	$463	81	25	126	44	—	739
Risk adjusted return on capital	43.77%	56.72	36.35	19.37	18.36	—	30.47
Economic capital, average	$5,670	710	384	6,042	2,419	—	15,225
Cash overhead efficiency ratio (a)	54.32%	80.74	73.62	51.62	31.78	—	58.50
Lending commitments	$63,712	—	3,678	75,132	16,091	—	158,613
Average loans, net	113,055	140	9,558	34,608	374	—	157,735
Average core deposits	$151,166	1,338	10,817	14,815	1,281	—	179,417
FTE employees	36,935	12,428	3,921	4,309	23,723	—	81,316

	Three Months Ended June 30, 2002

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,720	40	100	583	72	(54)	2,461
Fee and other income	508	788	137	495	182	—	2,110
Intersegment revenue	42	(19)	2	(24)	(1)	—	—

Total revenue (a)	2,270	809	239	1,054	253	(54)	4,571
Provision for loan losses	98	—	7	293	(1)	—	397
Noninterest expense	1,252	657	164	517	193	143	2,926
Income taxes (benefits)	327	55	25	65	(25)	(54)	393
Tax-equivalent adjustment	10	—	—	27	17	(54)	—

Net income	583	97	43	152	69	(89)	855
Dividends on preferred stock	—	—	—	—	6	—	6

Net income available to common stockholders	$583	97	43	152	63	(89)	849

Economic profit	$396	77	33	76	99	—	681
Risk adjusted return on capital	38.69%	54.67	47.24	15.18	27.19	—	27.51
Economic capital, average	$5,738	710	360	7,277	2,440	—	16,525
Cash overhead efficiency ratio (a)	55.17%	81.18	68.73	49.14	12.34	—	56.72
Lending commitments	$54,806	—	3,147	88,891	13,861	—	160,705
Average loans, net	100,861	186	8,632	41,580	4,089	—	155,348
Average core deposits	$139,650	1,269	9,879	12,207	1,505	—	164,510
FTE employees	37,094	13,345	3,893	4,289	24,065	—	82,686

(a)	Tax-equivalent.

(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

GENERAL BANK COMBINED (a)
Net interest income (b)	$3,556	3,370
Fee and other income	1,143	1,006
Intersegment revenue	88	82

Total revenue (b)	4,787	4,458
Provision for loan losses	204	213
Noninterest expense	2,621	2,483
Income taxes	696	623
Tax-equivalent adjustment	20	20

Segment earnings	$1,246	1,119

Economic profit	$894	761
Risk adjusted return on capital	43.08%	37.97
Economic capital, average	$5,621	5,691
Cash overhead efficiency ratio (b)	54.76%	55.69
Lending commitments	$63,712	54,806
Average loans, net	111,974	99,472
Average core deposits	$148,347	137,878
FTE employees	36,935	37,094

COMMERCIAL
Net interest income (b)	$1,004	959
Fee and other income	176	184
Intersegment revenue	48	38

Total revenue (b)	1,228	1,181
Provision for loan losses	69	86
Noninterest expense	510	497
Income taxes	217	198
Tax-equivalent adjustment	20	20

Segment earnings	$412	380

Economic profit	$218	187
Risk adjusted return on capital	27.68%	24.71
Economic capital, average	$2,641	2,754
Cash overhead efficiency ratio (b)	41.51%	42.08
Average loans, net	$49,989	50,355
Average core deposits	$27,523	21,175

RETAIL AND SMALL BUSINESS
Net interest income (b)	$2,552	2,411
Fee and other income	967	822
Intersegment revenue	40	44

Total revenue (b)	3,559	3,277
Provision for loan losses	135	127
Noninterest expense	2,111	1,986
Income taxes	479	425
Tax-equivalent adjustment	—	—

Segment earnings	$834	739

Economic profit	$676	574
Risk adjusted return on capital	56.74%	50.40
Economic capital, average	$2,980	2,937
Cash overhead efficiency ratio (b)	59.33%	60.58
Average loans, net	$61,985	49,117
Average core deposits	$120,824	116,703

(a)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$75	81
Fee and other income	1,535	1,571
Intersegment revenue	(35)	(36)

Total revenue (b)	1,575	1,616
Provision for loan losses	—	—
Noninterest expense	1,287	1,320
Income taxes	105	108
Tax-equivalent adjustment	—	—

Segment earnings	$183	188

Economic profit	$145	149
Risk adjusted return on capital	53.23%	52.94
Economic capital, average	$694	716
Cash overhead efficiency ratio (b)	81.69%	81.68
Average loans, net	$137	176
Average core deposits	$1,353	1,283
FTE employees	12,428	13,345
Assets under management	$239,837	230,038

RETAIL BROKERAGE SERVICES
Net interest income (b)	$61	79
Fee and other income	1,093	1,116
Intersegment revenue	(34)	(37)

Total revenue (b)	1,120	1,158
Provision for loan losses	—	—
Noninterest expense	939	1,003
Income taxes	66	56
Tax-equivalent adjustment	—	—

Segment earnings	$115	99

Economic profit	$86	69
Risk adjusted return on capital	43.63%	35.98
Economic capital, average	$536	551
Cash overhead efficiency ratio (b)	83.72%	86.61
Average loans, net	$2	2
Average core deposits	$195	103

(a)	Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

ASSET MANAGEMENT
Net interest income (b)	$12	—
Fee and other income	460	477
Intersegment revenue	—	(1)

Total revenue (b)	472	476
Provision for loan losses	—	—
Noninterest expense	370	341
Income taxes	37	50
Tax-equivalent adjustment	—	—

Segment earnings	$65	85

Economic profit	$56	76
Risk adjusted return on capital	80.91%	102.76
Economic capital, average	$161	168
Cash overhead efficiency ratio (b)	78.43%	71.71
Average loans, net	$135	174
Average core deposits	$1,158	1,180

OTHER
Net interest income (b)	$2	2
Fee and other income	(18)	(22)
Intersegment revenue	(1)	2

Total revenue (b)	(17)	(18)
Provision for loan losses	—	—
Noninterest expense	(22)	(24)
Income taxes	2	2
Tax-equivalent adjustment	—	—

Segment earnings	$3	4

Economic profit	$3	4
Risk adjusted return on capital	—%	—
Economic capital, average	$(3)	(3)
Cash overhead efficiency ratio (b)	—%	—
Average loans, net	$—	—
Average core deposits	$—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

WEALTH MANAGEMENT
Net interest income (a)	$209	197
Fee and other income	264	272
Intersegment revenue	3	3

Total revenue (a)	476	472
Provision for loan losses	9	8
Noninterest expense	345	326
Income taxes	45	51
Tax-equivalent adjustment	—	—

Segment earnings	$77	87

Economic profit	$52	63
Risk adjusted return on capital	38.59%	46.66
Economic capital, average	$378	355
Cash overhead efficiency ratio (a)	72.67%	69.22
Lending commitments	$3,678	3,147
Average loans, net	9,449	8,517
Average core deposits	$10,740	9,887
FTE employees	3,921	3,893

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$1,116	1,166
Fee and other income	1,149	993
Intersegment revenue	(55)	(42)

Total revenue (b)	2,210	2,117
Provision for loan losses	205	515
Noninterest expense	1,124	1,036
Income taxes	270	160
Tax-equivalent adjustment	57	52

Segment earnings	$554	354

Economic profit	$253	145
Risk adjusted return on capital	19.25%	14.89
Economic capital, average	$6,191	7,507
Cash overhead efficiency ratio (b)	50.87%	48.95
Lending commitments	$75,132	88,891
Average loans, net	35,352	42,456
Average core deposits	$14,469	12,481
FTE employees	4,309	4,289

CORPORATE LENDING
Net interest income (b)	$610	720
Fee and other income	289	270
Intersegment revenue	7	7

Total revenue (b)	906	997
Provision for loan losses	198	500
Noninterest expense	250	228
Income taxes	172	103
Tax-equivalent adjustment	1	1

Segment earnings	$285	165

Economic profit	$103	81
Risk adjusted return on capital	16.26%	14.23
Economic capital, average	$3,949	5,038
Cash overhead efficiency ratio (b)	27.61%	22.87
Average loans, net	$29,889	36,979
Average core deposits	$1,275	1,210

TREASURY AND TRADE FINANCE
Net interest income (b)	$155	152
Fee and other income	353	339
Intersegment revenue	(46)	(36)

Total revenue (b)	462	455
Provision for loan losses	(6)	16
Noninterest expense	348	314
Income taxes	44	45
Tax-equivalent adjustment	—	—

Segment earnings	$76	80

Economic profit	$55	73
Risk adjusted return on capital	56.30%	74.32
Economic capital, average	$246	232
Cash overhead efficiency ratio (b)	75.40%	68.99
Average loans, net	$3,605	3,425
Average core deposits	$9,134	8,651

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

INVESTMENT BANKING
Net interest income (b)	$350	293
Fee and other income	608	516
Intersegment revenue	(16)	(13)

Total revenue (b)	942	796
Provision for loan losses	12	(1)
Noninterest expense	509	483
Income taxes	97	64
Tax-equivalent adjustment	56	51

Segment earnings	$268	199

Economic profit	$217	138
Risk adjusted return on capital	49.87%	34.25
Economic capital, average	$1,126	1,197
Cash overhead efficiency ratio (b)	53.94%	60.70
Average loans, net	$1,856	2,052
Average core deposits	$4,060	2,620

PRINCIPAL INVESTING
Net interest income (b)	$1	1
Fee and other income	(101)	(132)
Intersegment revenue	—	—

Total revenue (b)	(100)	(131)
Provision for loan losses	1	—
Noninterest expense	17	11
Income tax benefits	(43)	(52)
Tax-equivalent adjustment	—	—

Segment loss	$(75)	(90)

Economic profit	$(122)	(147)
Risk adjusted return on capital	(17.31)%	(17.50)
Economic capital, average	$870	1,040
Cash overhead efficiency ratio (b)	n/m %	n/m
Average loans, net	$2	—
Average core deposits	$—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended
	June 30,

(Dollars in millions)	2003	2002

PARENT
Net interest income (a)	$205	178
Fee and other income	153	295
Intersegment revenue	(1)	(7)

Total revenue (a)	357	466
Provision for loan losses	1	—
Noninterest expense	370	395
Income tax benefits	(163)	(66)
Tax-equivalent adjustment	50	33

Segment earnings	$99	104

Economic profit	$132	168
Risk adjusted return on capital	22.07%	24.84
Economic capital, average	$2,394	2,449
Cash overhead efficiency ratio (a)	27.72%	14.22
Lending commitments	16,091	13,861
Average loans, net	$937	5,710
Average core deposits	$1,311	1,998
FTE employees	23,723	24,065

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Six Months Ended June 30, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,556	75	209	1,116	205	(127)	5,034
Fee and other income	1,143	1,535	264	1,149	153	—	4,244
Intersegment revenue	88	(35)	3	(55)	(1)	—	—

Total revenue (a)	4,787	1,575	476	2,210	357	(127)	9,278
Provision for loan losses	204	—	9	205	1	—	419
Noninterest expense	2,621	1,287	345	1,124	370	160	5,907
Income taxes (benefits)	696	105	45	270	(163)	(60)	893
Tax-equivalent adjustment	20	—	—	57	50	(127)	—

Net income	1,246	183	77	554	99	(100)	2,059
Dividends on preferred stock	—	—	—	—	5	—	5

Net income available to common stockholders	$1,246	183	77	554	94	(100)	2,054

Economic profit	$894	145	52	253	132	—	1,476
Risk adjusted return on capital	43.08%	53.23	38.59	19.25	22.07	—	30.48
Economic capital, average	$5,621	694	378	6,191	2,394	—	15,278
Cash overhead efficiency ratio (a)	54.76%	81.69	72.67	50.87	27.72	—	58.24
Lending commitments	$63,712	—	3,678	75,132	16,091	—	158,613
Average loans, net	111,974	137	9,449	35,352	937	—	157,849
Average core deposits	$148,347	1,353	10,740	14,469	1,311	—	176,220
FTE employees	36,935	12,428	3,921	4,309	23,723	—	81,316

	Six Months Ended June 30, 2002

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,370	81	197	1,166	178	(105)	4,887
Fee and other income	1,006	1,571	272	993	295	—	4,137
Intersegment revenue	82	(36)	3	(42)	(7)	—	—

Total revenue (a)	4,458	1,616	472	2,117	466	(105)	9,024
Provision for loan losses	213	—	8	515	—	—	736
Noninterest expense	2,483	1,320	326	1,036	395	135	5,695
Income taxes (benefits)	623	108	51	160	(66)	(51)	825
Tax-equivalent adjustment	20	—	—	52	33	(105)	—

Net income	1,119	188	87	354	104	(84)	1,768
Dividends on preferred stock	—	—	—	—	12	—	12

Net income available to common stockholders	$1,119	188	87	354	92	(84)	1,756

Economic profit	$761	149	63	145	168	—	1,286
Risk adjusted return on capital	37.97%	52.94	46.66	14.89	24.84	—	26.51
Economic capital, average	$5,691	716	355	7,507	2,449	—	16,718
Cash overhead efficiency ratio (a)	55.69%	81.68	69.22	48.95	14.22	—	57.31
Lending commitments	$54,806	—	3,147	88,891	13,861	—	160,705
Average loans, net	99,472	176	8,517	42,456	5,710	—	156,331
Average core deposits	$137,878	1,283	9,887	12,481	1,998	—	163,527
FTE employees	37,094	13,345	3,893	4,289	24,065	—	82,686

(a)	Tax-equivalent.

(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

(Continued)

Table 5
NET TRADING REVENUE — INVESTMENT BANKING (a)

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$111	114	107	118	101
Trading accounts profits (losses)	87	117	(19)	(80)	31
Other fee income	71	54	67	57	69

Total net trading revenue (Tax-equivalent)	$269	285	155	95	201

(a)	Certain amounts presented in periods prior to the second quarter of 2003 have been reclassified to conform to the presentation in the second quarter of 2003.

Table 6
SELECTED RATIOS

	Six Months Ended
	June 30,			2003		2002

				Second	First	Fourth	Third	Second
	2003		2002	Quarter	Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	10.54	X	10.77	10.56	10.52	10.33	10.34	10.64
Return on assets	1.22%		1.13	1.21	1.23	1.08	1.13	1.09
Return on common stockholders’ equity	12.86		12.12	12.78	12.94	11.07	11.63	11.52
Return on total stockholders’ equity	12.89%		12.19	12.79	12.99	11.12	11.68	11.59

DIVIDEND PAYOUT RATIOS
Common shares	35.95%		37.50	37.66	34.21	39.39	39.39	38.71
Preferred and common shares	36.17%		37.77	37.90	34.43	39.90	39.38	39.09

(a)	Based on average balances and net income.

Table 7
TRADING ACCOUNT ASSETS AND LIABILITIES

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$2,832	3,716	2,545	2,608	3,485
U.S. Government agencies	3,203	2,523	1,802	2,129	3,497
State, county and municipal	248	453	358	811	398
Mortgage-backed securities	7,439	3,538	1,664	4,415	1,973
Other asset-backed securities	3,351	3,816	4,103	3,955	3,852
Corporate bonds and debentures	4,077	3,683	3,295	3,543	3,997
Derivative financial instruments	16,722	15,108	17,214	17,344	15,797
Sundry	2,564	1,841	2,174	1,097	1,571

Total trading account assets	$40,436	34,678	33,155	35,902	34,570

TRADING ACCOUNT LIABILITIES
Securities sold short	9,064	6,423	5,920	4,796	6,960
Derivative financial instruments	16,077	14,473	16,980	17,414	15,485

Total trading account liabilities	$25,141	20,896	22,900	22,210	22,445

Table 8
SECURITIES

	June 30, 2003

						Gross Unrealized			Average
	1 Year	1-5	5-10	After 10				Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$106	752	385	—	1,243	35	7	1,215	4.62
U.S. Government agencies	326	31,604	72	—	32,002	801	125	31,326	1.61
Asset-backed
Residual interests
from securitizations	27	512	710	78	1,327	567	—	760	5.62
Retained bonds
from securitizations	815	7,404	2,134	32	10,385	319	5	10,071	4.33
Collateralized mortgage
obligations	1,034	5,633	—	—	6,667	74	4	6,597	2.08
Commercial mortgage-backed	—	2,767	4,683	—	7,450	741	3	6,712	6.04
Other	201	634	41	6	882	14	4	872	2.63
State, county and municipal	59	277	521	2,551	3,408	322	64	3,150	17.48
Sundry	2,921	1,831	4,103	1,545	10,400	233	62	10,229	4.56

Total market value	$5,489	51,414	12,649	4,212	73,764	3,106	274	70,932	3.68

MARKET VALUE
Debt securities	$5,489	51,414	12,649	2,890	72,442	3,087	268	69,623
Equity securities	—	—	—	1,322	1,322	19	6	1,309

Total market value	$5,489	51,414	12,649	4,212	73,764	3,106	274	70,932

AMORTIZED COST
Debt securities	$5,389	49,782	11,732	2,720	69,623
Equity securities	—	—	—	1,309	1,309

Total amortized cost	$5,389	49,782	11,732	4,029	70,932

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.16%	2.19	2.32	—	2.14
U.S. Government agencies	6.68	4.67	4.72	—	4.69
Asset-backed
Residual interests
from securitizations	—	106.65	16.03	17.79	51.10
Retained bonds
from securitizations	7.02	5.15	1.85	11.77	4.62
Collateralized mortgage
obligations	3.14	3.81	—	—	3.71
Commercial mortgage-backed	—	6.01	5.80	—	5.88
Other	3.47	2.75	9.87	5.81	3.27
State, county and municipal	7.23	9.34	9.29	7.07	7.56
Sundry	4.22	7.91	4.88	4.81	5.20
Consolidated	4.51%	5.39	5.17	6.36	5.34

     At June 30, 2003, all securities were classified as available for sale.

     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $3.0 billion and $3.1 billion at June 30, 2003, respectively.
     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At June 30, 2003, retained bonds with an amortized cost of $9.9 billion and a market value of $10.2 billion are considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $9.2 billion and $9.5 billion at June 30, 2003, respectively, have an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $43 billion at June 30, 2003, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At June 30, 2003, there were forward commitments to purchase securities at a cost that approximates a market value of $5.4 billion. At June 30, 2003, there were commitments to sell securities at a cost that approximates a market value of $1.5 billion.
     Gross gains and losses realized on the sale of debt securities for the six months ended June 30, 2003, were $187 million and $116 million (including $82 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $4 million and $28 million, respectively.

Table 9
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$54,857	56,476	56,501	57,899	57,984
Real estate — construction and other	6,827	6,833	6,849	7,558	8,035
Real estate — mortgage	16,153	16,429	16,655	16,967	17,349
Lease financing	23,204	23,060	22,667	22,616	22,044
Foreign	6,622	6,433	6,425	6,992	7,241

Total commercial	107,663	109,231	109,097	112,032	112,653

CONSUMER
Real estate — mortgage	25,564	25,288	24,979	17,527	19,803
Installment loans	39,577	39,748	38,817	37,889	35,940
Vehicle leasing	13	35	80	43	168

Total consumer	65,154	65,071	63,876	55,459	55,911

Total loans	172,817	174,302	172,973	167,491	168,564
Unearned income	9,984	10,080	9,876	9,949	9,764

Loans, net (On-balance sheet)	$162,833	164,222	163,097	157,542	158,800

MANAGED PORTFOLIO (a)

COMMERCIAL
On-balance sheet loan portfolio	$107,663	109,231	109,097	112,032	112,653
Securitized loans — off-balance sheet	2,126	2,190	2,218	2,288	2,318
Loans held for sale included in other assets	1,282	1,617	1,140	1,271	779

Total commercial	111,071	113,038	112,455	115,591	115,750

CONSUMER
Real estate — mortgage
On-balance sheet loan portfolio	25,564	25,288	24,979	17,527	19,803
Securitized loans — off-balance sheet	185	251	325	397	—
Securitized loans included in securities	3,762	4,971	6,223	7,268	5,761
Loans held for sale included in other assets	2,696	2,154	2,719	2,474	1,387

Total real estate — mortgage	32,207	32,664	34,246	27,666	26,951

Installment loans
On-balance sheet loan portfolio	39,577	39,748	38,817	37,889	35,940
Securitized loans — off-balance sheet	11,706	13,068	13,217	13,164	13,379
Securitized loans included in securities	9,253	9,842	11,093	11,695	8,918
Loans held for sale included in other assets	6,110	3,690	2,153	2,512	6,232

Total installment loans	66,646	66,348	65,280	65,260	64,469

Vehicle leasing — on-balance sheet loan portfolio	13	35	80	43	168

Total consumer	98,866	99,047	99,606	92,969	91,588

Total managed portfolio	$209,937	212,085	212,061	208,560	207,338

SERVICING PORTFOLIO (b)
Commercial (c)	$73,128	65,076	59,336	53,611	50,001
Consumer	$6,581	2,236	2,272	2,490	1,773

(a)	The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(b)	The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.
(c)	The commercial servicing portfolio at March 31, 2003, has been restated from $60.863 billion reported in our May 15, 2003, 10-Q filing.

Table 10
LOANS HELD FOR SALE

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$7,461	6,012	6,257	8,398	7,131

Core business activity
Core business activity, beginning of period	6,937	5,488	4,562	8,225	6,782
Originations/purchases	9,729	8,488	8,692	7,200	5,611
Transfer of performing loans to (from) loans held for sale, net	18	(49)	(52)	(3,639)	(71)
Lower of cost or market value adjustments	(6)	(46)	(13)	(36)	—
Performing loans sold or securitized	(6,171)	(6,491)	(7,419)	(6,823)	(3,683)
Nonperforming loans sold	—	—	—	—	—
Other, principally payments	(745)	(453)	(282)	(365)	(414)

Core business activity, end of period	9,762	6,937	5,488	4,562	8,225

Portfolio management activity
Portfolio management activity, beginning of period	524	524	1,695	173	349
Transfers to (from) loans held for sale, net
Performing loans	83	244	245	1,697	(11)
Nonperforming loans	59	(12)	105	201	—
Lower of cost or market value adjustments	—	40	(1)	19	(8)
Performing loans sold	(220)	(147)	(1,357)	(13)	(49)
Nonperforming loans sold	(2)	(51)	(12)	(30)	(10)
Allowance for loan losses related to loans
transferred to loans held for sale	(44)	(55)	(122)	(309)	—
Other, principally payments	(74)	(19)	(29)	(43)	(98)

Portfolio management activity, end of period	326	524	524	1,695	173

Balance, end of period (a)	$10,088	7,461	6,012	6,257	8,398

(a)	Nonperforming assets included in loans held for sale at June 30, and March 31, 2003, and at December 31, September 30, and June 30, 2002, were $167 million, $114 million, $138 million, $115 million and $108 million, respectively.

Table 11
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,747	2,798	2,847	2,951	2,986
Provision for loan losses relating to loans
transferred to other assets or sold	26	25	109	211	23
Provision for loan losses	169	199	199	224	374
Allowance relating to loans acquired, transferred
to other assets or sold	(69)	(80)	(158)	(315)	(58)
Net charge-offs	(169)	(195)	(199)	(224)	(374)

Balance, end of period	$2,704	2,747	2,798	2,847	2,951

as a % of loans, net	1.66%	1.67	1.72	1.81	1.86

as a % of nonaccrual and restructured loans (a)	180%	169	177	163	163

as a % of nonperforming assets (a)	166%	158	161	149	150

LOAN LOSSES
Commercial, financial and agricultural	$128	150	136	160	319
Real estate — commercial construction and mortgage	7	2	12	5	3
Real estate — residential mortgage	2	2	1	3	1
Installment loans and vehicle leasing	89	91	91	91	86

Total loan losses	226	245	240	259	409

LOAN RECOVERIES
Commercial, financial and agricultural	37	29	24	17	16
Real estate — commercial construction and mortgage	1	—	—	—	2
Real estate — residential mortgage	1	—	1	—	—
Installment loans and vehicle leasing	18	21	16	18	17

Total loan recoveries	57	50	41	35	35

Net charge-offs	$169	195	199	224	374

Commercial loan net charge-offs as % of
average commercial loans, net (b)	0.42%	0.53	0.53	0.61	1.24
Consumer loan net charge-offs as % of
average consumer loans, net (b)	0.44	0.44	0.52	0.56	0.48
Total net charge-offs as % of average loans, net (b)	0.43%	0.49	0.52	0.59	0.97

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$1,153	1,260	1,269	1,440	1,456
Real estate — commercial construction and mortgage	96	111	105	137	144
Real estate — residential mortgage	82	73	79	62	60
Installment loans and vehicle leasing	170	178	132	112	145

Total nonaccrual loans	1,501	1,622	1,585	1,751	1,805
Foreclosed properties (c)	130	118	150	156	156

Total nonperforming assets	$1,631	1,740	1,735	1,907	1,961

Nonperforming loans included in loans held for sale (d)	$167	114	138	115	108
Nonperforming assets included in loans and in loans
held for sale	$1,798	1,854	1,873	2,022	2,069

as % of loans, net, and foreclosed properties (a)	1.00%	1.06	1.06	1.21	1.23

as % of loans, net, foreclosed properties and loans in
other assets as held for sale (d)	1.04%	1.08	1.11	1.23	1.24

Accruing loans past due 90 days	$293	289	304	284	250

(a)	These ratios do not include nonperforming loans included in loans held for sale.
(b)	Annualized.
(c)	Restructured loans are not significant.
(d)	These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12
NONACCRUAL LOAN ACTIVITY (a)

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$1,622	1,585	1,751	1,805	1,685

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	1,371	1,374	1,577	1,600	1,499
New nonaccrual loans and advances	291	386	485	528	721
Gross charge-offs	(135)	(152)	(148)	(165)	(322)
Transfers (to) from loans held for sale	(44)	12	(105)	(134)	—
Transfers to other real estate owned	(6)	(1)	(4)	(8)	—
Sales	(29)	(70)	(49)	(31)	(134)
Other, principally payments	(199)	(178)	(382)	(213)	(164)

Net commercial nonaccrual loan activity	(122)	(3)	(203)	(23)	101

Commercial nonaccrual loans, end of period	1,249	1,371	1,374	1,577	1,600

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	251	211	174	205	186
New nonaccrual loans and advances, net	22	56	55	38	35
Transfers to loans held for sale	(21)	—	—	(58)	—
Sales and securitizations	—	(16)	(18)	(11)	(16)

Net consumer nonaccrual loan activity	1	40	37	(31)	19

Consumer nonaccrual loans, end of period	252	251	211	174	205

Balance, end of period	$1,501	1,622	1,585	1,751	1,805

(a)	Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 13
GOODWILL AND OTHER INTANGIBLE ASSETS

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$10,907	10,869	10,880	10,810	10,728
Deposit base	977	1,097	1,225	1,363	1,508
Customer relationships	254	258	239	222	229
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,228	12,314	12,434	12,485	12,555

Table 14
DEPOSITS

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$48,081	46,348	44,640	44,186	39,558
Savings and NOW accounts	52,765	52,430	51,691	49,305	49,367
Money market accounts	55,927	50,439	45,649	44,644	41,124
Other consumer time	30,620	32,017	33,763	35,562	36,730

Total core deposits	187,393	181,234	175,743	173,697	166,779
OTHER DEPOSITS
Foreign	6,561	6,985	6,608	7,603	8,262
Other time	7,338	7,618	9,167	6,485	5,622

Total deposits	$201,292	195,837	191,518	187,785	180,663

Table 15
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

June 30, 2003

(In millions)

MATURITY OF
3 months or less	$2,315
Over 3 months through 6 months	2,595
Over 6 months through 12 months	1,291
Over 12 months	3,788

Total	$9,989

Table 16
LONG-TERM DEBT

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY
THE PARENT COMPANY
Notes
4.95% to 7.70%, due 2003 to 2006	$6,500	6,500	6,500	6,473	6,470
Floating rate, due 2003 to 2005	840	1,120	1,720	1,866	1,866
Floating rate extendible, due 2005	10	10	10	10	10
Floating rate indexed notes, due 2005	19	—	—	—	—
Subordinated notes
5.625% to 7.50%, due 2005 to 2009	3,639	3,900	4,060	4,428	4,439
8.00%, due 2009	149	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	150	150	150	150	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	1,123	1,062	1,094	1,094	597

Total notes and debentures issued by the
Parent Company	13,675	14,136	14,928	15,415	14,926

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank
note programs, varying rates and terms to 2040	6,188	7,287	7,562	7,680	8,636
Subordinated notes
5.875% to 6.75%, due 2003 to 2006	575	825	825	825	925
Bank, 5.80% to 7.875%, due 2006 to 2036	2,547	2,547	2,547	2,544	2,544
7.800% to 7.95%, due 2006 to 2007	248	247	398	572	572

Total notes issued by subsidiaries	9,558	10,906	11,332	11,621	12,677

OTHER DEBT
Trust preferred securities	3,021	3,021	3,020	2,990	2,990
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,391	2,459
4.556% auto securitization financing, due 2008	13	29	61	97	138
Advances from the Federal Home Loan Bank	5,010	5,010	5,255	4,758	4,663
Preferred units — The Money Store, LLC	57	57	57	57	—
Capitalized leases	768	1,210	176	22	22
Mortgage notes and other debt of subsidiaries	17	7	6	6	6
Hedge-related basis adjustments	512	408	407	401	50

Total other debt	13,818	14,162	13,402	12,722	10,328

Total	$37,051	39,204	39,662	39,758	37,931

Table 17
CHANGES IN STOCKHOLDERS’ EQUITY

	2003		2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$32,267	32,078	32,105	30,379	28,785

Comprehensive income
Net income	1,032	1,027	895	916	855
Net unrealized gain on debt and equity securities	78	15	70	780	637
Net unrealized gain (loss) on derivative financial instruments	(46)	(48)	(7)	257	308

Total comprehensive income	1,064	994	958	1,953	1,800
Purchases of common stock	(619)	(501)	(674)	—	—
Common stock issued for
Stock options and restricted stock	139	71	(24)	5	96
Acquisitions	—	—	—	51	—
Deferred compensation, net	4	(21)	69	78	32
Cash dividends
Preferred shares	(1)	(4)	(4)	(3)	(6)
Common shares	(390)	(350)	(352)	(358)	(328)

Balance, end of period	$32,464	32,267	32,078	32,105	30,379

Table 18
CAPITAL RATIOS

	2003				2002

	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$22,270	21,718	21,411	21,001	20,264
Total capital	31,871	31,471	31,289	31,135	30,778
Adjusted risk-weighted assets	267,447	262,574	260,609	259,057	258,826
Adjusted leverage ratio assets	$328,483	323,879	316,473	307,890	300,141
Ratios
Tier 1 capital	8.33%	8.27	8.22	8.11	7.83
Total capital	11.92	11.99	12.01	12.02	11.89
Leverage	6.78	6.71	6.77	6.82	6.75
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	8.91	9.27	9.38	9.62	9.36
Average	9.47%	9.50	9.68	9.67	9.40

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.76%	7.66	7.42	7.63	7.71
Wachovia Bank of Delaware, National Association	16.01	15.56	14.35	11.97	10.29
Total capital
Wachovia Bank, National Association	11.94	11.99	11.81	12.12	11.97
Wachovia Bank of Delaware, National Association	18.94	18.49	16.58	14.59	12.30
Leverage
Wachovia Bank, National Association	6.45	6.30	6.25	6.61	6.89
Wachovia Bank of Delaware, National Association	11.83%	11.52	11.04	8.03	7.16

(a)	Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 19
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	June 30, 2003

		Gross Unrealized			In-	Average
	Notional				effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)

ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps—receive fixed	$37,230	4,171	(9)	2,571	6	6.11
Interest rate swaps—pay fixed	1,574	—	(242)	(150)	—	7.05
Interest rate options	7,000	56	(7)	30	—	1.82
Forward purchase commitments	1,751	—	(6)	(4)	—	0.13
Futures	4,000	43	—	27	—	0.25
Fair value hedges (c)
Interest rate swap—pay fixed	1,010	—	(43)	—	(1)	20.76
Forward sale commitments	1,162	—	(5)	—	4	0.02

Total asset hedges	$53,727	4,270	(312)	2,474	9	5.09

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps—pay fixed	$23,054	—	(2,593)	(1,604)	(1)	6.33
Interest rate options	49,200	2	(1,062)	(654)	(2)	4.07
Futures	9,365	—	(93)	(58)	—	0.25
Fair value hedges (e)
Interest rate swaps—receive fixed	15,347	1,878	—	—	—	4.05
Interest rate options	150	—	—	—	—	0.06

Total liability hedges	$97,116	1,880	(3,748)	(2,316)	(3)	4.23

     We use derivative contracts, primarily interest rate swaps, to manage exposure to interest rate risk. Derivatives used to protect against variability in the periodic payments associated with floating rate assets, liabilities or forecasted transactions are designated as cash flow hedges. Generally, receive-fixed swaps are used to hedge the variability associated with the floating rate loans we make; pay-fixed swaps are used to hedge the variability associated with our forecasted issuance of fixed rate short-term liabilities.

     Derivatives used to protect against changes in the fair value of fixed-rate assets and liabilities due to changes in interest rates are designated as fair value hedges. Generally, we use pay-fixed swaps to hedge the fair value of our fixed rate assets, principally available for sale securities, and we use receive-fixed swaps to hedge the fair value of our fixed rate liabilities, mainly debt. The following provides additional detail of our hedging relationships.

(a)  Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b)  Receive-fixed interest rate swaps with a notional amount of $37.2 billion, of which $8.1 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.6 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Interest rate option combinations with a notional amount of $6.0 billion that qualify as net purchased options are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans, when one-month or three-month LIBOR is above or below the strike rates of the written and purchased options. Net purchased options on receive fixed-swaps with a notional amount of $1.0 billion and a strike rate based on three-month LIBOR are designated as a cash flow hedge of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $1.8 billion are designated as a cash flow hedge of the variability of the consideration to be paid in the forecasted purchase of available for sale securities. Eurodollar futures with a notional amount of $4.0 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed loans.

(c)  Pay-fixed swaps with a notional amount of $1.0 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $1.2 billion are designated as fair value hedges of mortgage loans in the warehouse.

(d)  Derivatives with a notional amount of $74.7 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $9.4 billion are Eurodollar futures, $19.6 billion are pay-fixed interest rate swaps with receive rates based on one-to-six month LIBOR, of which $11.1 billion are forward-starting, and $42.9 billion are net purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Derivatives with a notional amount of $6.9 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed long-term debt. Of this amount, $3.5 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR, and $3.4 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR.

(e)  Receive-fixed interest rate swaps with a notional amount of $15.3 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily CDs, long-term debt and bank notes.

(f)  Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g)  At June 30, 2003, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $382 million, net of income taxes. Of this net of tax amount, a $158 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $224 million gain relates to terminated and/or redesignated derivatives. At June 30, 2003, $590 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 22.85 years.

(h)  In the six months ended June 30, 2003, gains in the amount of $6 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income for the six months ended June 30, 2003, was reduced by $495,000 representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i)  Estimated maturity approximates average life.

Table 20
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS — EXPECTED MATURITIES

	June 30, 2003

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps-receive fixed	$1,169	1,569	10,167	24,233	92	37,230
Notional amount — swaps-pay fixed	10	—	169	1,357	38	1,574
Notional amount — other	$5,751	7,000	—	—	—	12,751
Weighted average receive rate (a)	5.75%	6.58	5.84	5.36	5.28	5.52
Weighted average pay rate (a)	1.24%	1.28	1.22	1.32	2.17	1.29
Unrealized gain (loss)	$83	118	980	2,806	19	4,006

FAIR VALUE ASSET HEDGES
Notional amount — swaps-pay fixed	$—	—	—	—	1,010	1,010
Notional amount — other	$1,162	—	—	—	—	1,162
Weighted average receive rate (a)	—%	—	—	—	0.86	0.86
Weighted average pay rate (a)	—%	—	—	—	3.65	3.65
Unrealized gain (loss)	$(6)	—	—	—	(42)	(48)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps-pay fixed	$1,488	864	7,721	10,280	2,701	23,054
Notional amount — other	$8,890	9,080	22,895	17,700	—	58,565
Weighted average receive rate (a)	1.23%	1.25	1.15	1.08	1.05	1.11
Weighted average pay rate (a)	3.25%	3.50	5.55	7.21	6.39	6.17
Unrealized gain (loss)	$(332)	(509)	(626)	(1,858)	(421)	(3,746)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps-receive fixed	$1,400	1,650	8,300	3,475	522	15,347
Notional amount — other	$150	—	—	—	—	150
Weighted average receive rate (a)	6.46%	7.08	6.46	6.47	6.66	6.54
Weighted average pay rate (a)	1.12%	1.20	1.35	1.24	1.29	1.29
Unrealized gain (loss)	$44	124	937	630	143	1,878

(a)	Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All of the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at June 30, 2003.

Table 21
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2002	$45,830	89,263	135,093
Additions	17,400	21,143	38,543
Maturities and amortizations	(9,137)	(13,390)	(22,527)
Terminations	(265)	(1)	(266)
Redesignations and transfers to trading account assets	(101)	101	—

Balance, June 30, 2003	$53,727	97,116	150,843

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	SECOND QUARTER 2003			FIRST QUARTER 2003

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,751	16	1.34%	$3,688	13	1.43%
Federal funds sold and securities purchased under resale agreements	12,282	35	1.10	8,949	29	1.33
Trading account assets (b)	18,254	200	4.40	16,298	196	4.84
Securities (b)	68,994	977	5.67	72,116	1,020	5.66
Loans (b) (c)
Commercial
Commercial, financial and agricultural	55,726	584	4.20	56,464	593	4.26
Real estate — construction and other	6,901	61	3.54	6,800	60	3.57
Real estate — mortgage	16,325	189	4.66	16,537	192	4.69
Lease financing	6,885	187	10.87	6,777	184	10.86
Foreign	6,627	47	2.89	6,461	50	3.11

Total commercial	92,464	1,068	4.63	93,039	1,079	4.69

Consumer
Real estate — mortgage	25,290	314	4.97	25,292	333	5.27
Installment loans and vehicle leasing	39,981	621	6.22	39,633	625	6.38

Total consumer	65,271	935	5.73	64,925	958	5.95

Total loans	157,735	2,003	5.09	157,964	2,037	5.21

Other earning assets	11,859	134	4.52	9,580	114	4.81

Total earning assets excluding derivatives	273,875	3,365	4.92	268,595	3,409	5.11
Risk management derivatives (d)	—	392	0.57	—	371	0.56

Total earning assets including derivatives	273,875	3,757	5.49	268,595	3,780	5.67

Cash and due from banks	10,845			10,887
Other assets	56,998			57,799

Total assets	$341,718			$337,281

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	52,196	71	0.55	50,887	79	0.63
Money market accounts	53,302	156	1.18	47,987	142	1.20
Other consumer time	31,330	243	3.09	32,671	263	3.27
Foreign	6,841	24	1.44	7,304	27	1.47
Other time	7,542	35	1.88	8,656	42	1.97

Total interest-bearing deposits	151,211	529	1.40	147,505	553	1.52
Federal funds purchased and securities sold under repurchase agreements	37,957	149	1.57	37,392	147	1.60
Commercial paper	2,381	5	0.80	2,604	4	0.70
Securities sold short	8,121	58	2.84	6,734	44	2.67
Other short-term borrowings	4,267	15	1.44	4,170	18	1.72
Long-term debt	35,751	366	4.10	38,744	388	4.01

Total interest-bearing liabilities excluding derivatives	239,688	1,122	1.88	237,149	1,154	1.97
Risk management derivatives (d)	—	52	0.08	—	48	0.08

Total interest-bearing liabilities including derivatives	239,688	1,174	1.96	237,149	1,202	2.05

Noninterest-bearing deposits	42,589			41,443
Other liabilities	27,079			26,637
Stockholders’ equity	32,362			32,052

Total liabilities and stockholders’ equity	$341,718			$337,281

Interest income and rate earned — including derivatives		$3,757	5.49%		$3,780	5.67%
Interest expense and equivalent rate paid — including derivatives		1,174	1.71		1,202	1.81

Net interest income and margin — including derivatives		$2,583	3.78%		$2,578	3.86%

(a)	Certain amounts presented in periods prior to the second quarter of 2003 have been reclassified to conform to the presentation in the second quarter of 2003.
(b)	Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FOURTH QUARTER 2002			THIRD QUARTER 2002			SECOND QUARTER 2002

		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$3,416	14	1.59%	$2,891	14	1.90%	$2,613	13	2.02%
9,507	39	1.63	10,474	49	1.83	10,835	52	1.97
14,683	178	4.83	14,945	194	5.17	15,503	186	4.79
71,249	1,045	5.86	62,806	999	6.36	58,169	967	6.65

57,318	663	4.58	57,788	693	4.76	58,760	710	4.84
7,133	68	3.80	7,809	81	4.10	8,115	84	4.19
16,770	214	5.06	17,188	228	5.26	17,310	231	5.36
7,112	187	10.53	7,105	189	10.65	7,286	193	10.60
6,731	58	3.43	6,879	59	3.41	7,058	60	3.37

95,064	1,190	4.97	96,769	1,250	5.13	98,529	1,278	5.20

19,294	295	6.12	18,968	294	6.20	20,102	319	6.35
38,921	655	6.69	36,191	651	7.15	36,717	662	7.22

58,215	950	6.50	55,159	945	6.82	56,819	981	6.91

153,279	2,140	5.55	151,928	2,195	5.75	155,348	2,259	5.83

8,969	115	5.10	11,771	144	4.86	11,361	154	5.42

261,103	3,531	5.39	254,815	3,595	5.62	253,829	3,631	5.73
—	405	0.61	—	371	0.58	—	317	0.50

261,103	3,936	6.00	254,815	3,966	6.20	253,829	3,948	6.23

10,636			9,955			10,110
58,221			56,741			50,775

$329,960			$321,511			$314,714

49,768	99	0.79	48,883	115	0.93	49,060	122	1.00
45,618	156	1.35	43,495	167	1.53	40,035	171	1.71
34,834	331	3.78	36,034	347	3.82	36,967	365	3.96
8,030	33	1.59	6,491	30	1.84	7,195	33	1.88
8,674	45	2.08	6,134	33	2.13	6,220	32	2.00

146,924	664	1.79	141,037	692	1.95	139,477	723	2.08
32,608	149	1.81	32,094	149	1.85	32,109	145	1.80
2,796	7	0.87	3,001	9	1.19	3,027	8	1.18
5,644	35	2.44	6,422	42	2.58	6,671	40	2.45
3,881	15	1.67	3,082	18	2.25	3,368	22	2.60
38,758	405	4.18	37,540	412	4.38	38,755	420	4.34

230,611	1,275	2.20	223,176	1,322	2.35	223,407	1,358	2.44
—	132	0.22	—	124	0.22	—	75	0.13

230,611	1,407	2.42	223,176	1,446	2.57	223,407	1,433	2.57

40,518			38,772			38,448
26,885			28,460			23,283
31,946			31,103			29,576

$329,960			$321,511			$314,714

	$3,936	6.00%		$3,966	6.20%		$3,948	6.23%
	1,407	2.14		1,446	2.26		1,433	2.26

	$2,529	3.86%		$2,520	3.94%		$2,515	3.97%

(d)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	SIX MONTHS ENDED 2003			SIX MONTHS ENDED 2002

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,222	29	1.38%	$3,472	35	2.05%
Federal funds sold and securities
purchased under resale agreements	10,624	64	1.20	11,424	107	1.91
Trading account assets (b)	17,281	396	4.61	14,733	351	4.78
Securities (b)	70,546	1,997	5.67	57,177	1,881	6.58
Loans (b) (c)
Commercial
Commercial, financial and agricultural	56,092	1,177	4.23	59,451	1,430	4.85
Real estate — construction and other	6,851	121	3.55	8,120	170	4.23
Real estate — mortgage	16,431	381	4.68	17,237	469	5.49
Lease financing	6,831	371	10.86	7,364	386	10.48
Foreign	6,545	97	3.00	6,945	122	3.54

Total commercial	92,750	2,147	4.66	99,117	2,577	5.24

Consumer
Real estate — mortgage	25,291	647	5.12	20,769	673	6.48
Installment loans and vehicle leasing	39,808	1,246	6.30	36,445	1,328	7.34

Total consumer	65,099	1,893	5.84	57,214	2,001	7.03

Total loans	157,849	4,040	5.15	156,331	4,578	5.89

Other earning assets	10,728	248	4.65	11,218	294	5.28

Total earning assets excluding derivatives	271,250	6,774	5.01	254,355	7,246	5.72
Risk management derivatives (d)	—	763	0.57	—	656	0.52

Total earning assets including derivatives	271,250	7,537	5.58	254,355	7,902	6.24

Cash and due from banks	10,866			10,331
Other assets	57,396			50,331

Total assets	$339,512			$315,017

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	51,545	150	0.59	48,852	250	1.03
Money market accounts	50,659	298	1.19	38,819	334	1.73
Other consumer time	31,997	506	3.18	37,567	764	4.10
Foreign	7,071	51	1.46	7,385	68	1.87
Other time	8,096	77	1.93	7,165	75	2.11

Total interest-bearing deposits	149,368	1,082	1.46	139,788	1,491	2.15
Federal funds purchased and securities
sold under repurchase agreements	37,676	296	1.58	32,132	291	1.82
Commercial paper	2,492	9	0.75	3,231	18	1.16
Securities sold short	7,431	102	2.76	6,616	78	2.39
Other short-term borrowings	4,219	33	1.58	3,676	49	2.69
Long-term debt	37,240	754	4.05	39,669	850	4.29

Total interest-bearing liabilities excluding derivatives	238,426	2,276	1.92	225,112	2,777	2.48
Risk management derivatives (d)	—	100	0.09	—	133	0.12

Total interest-bearing liabilities including derivatives	238,426	2,376	2.01	225,112	2,910	2.60

Noninterest-bearing deposits	42,019			38,289
Other liabilities	26,859			22,374
Stockholders’ equity	32,208			29,242

Total liabilities and stockholders’ equity	$339,512			$315,017

Interest income and rate earned — including derivatives		$7,537	5.58%		$7,902	6.24%
Interest expense and equivalent rate paid — including derivatives		2,376	1.76		2,910	2.30

Net interest income and margin — including derivatives		$5,161	3.82%		$4,992	3.94%

(a)	Certain amounts presented in 2002 have been reclassified to conform to the presentation in 2003.
(b)	Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.
(d)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2003		2002

	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$13,088	13,161	12,264	11,930	10,668
Interest-bearing bank balances	7,539	4,855	3,512	3,561	2,269
Federal funds sold and securities purchased under
resale agreements (carrying amount of collateral held
$6,002 at June 30, 2003, $3,285 repledged)	13,854	11,092	9,160	7,132	11,541

Total cash and cash equivalents	34,481	29,108	24,936	22,623	24,478

Trading account assets	40,436	34,678	33,155	35,902	34,570
Securities	73,764	73,339	75,804	72,071	60,999
Loans, net of unearned income	162,833	164,222	163,097	157,542	158,800
Allowance for loan losses	(2,704)	(2,747)	(2,798)	(2,847)	(2,951)

Loans, net	160,129	161,475	160,299	154,695	155,849

Premises and equipment	4,635	5,118	4,903	5,422	5,494
Due from customers on acceptances	1,074	1,485	1,051	1,080	1,105
Goodwill	10,907	10,869	10,880	10,810	10,728
Other intangible assets	1,321	1,445	1,554	1,675	1,827
Other assets	37,538	30,547	29,257	29,602	29,629

Total assets	$364,285	348,064	341,839	333,880	324,679

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	48,081	46,348	44,640	44,186	39,558
Interest-bearing deposits	153,211	149,489	146,878	143,599	141,105

Total deposits	201,292	195,837	191,518	187,785	180,663
Short-term borrowings	49,123	44,812	41,173	36,350	39,148
Bank acceptances outstanding	1,078	1,492	1,061	1,093	1,110
Trading account liabilities	25,141	20,896	22,900	22,210	22,445
Other liabilities	18,136	13,556	13,447	14,579	13,003
Long-term debt	37,051	39,204	39,662	39,758	37,931

Total liabilities	331,821	315,797	309,761	301,775	294,300

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value,
97 million shares issued and outstanding at June 30, 2003	—	—	—	2	5
Common stock, $3.33-1/3 par value; authorized 3 billion
shares, outstanding 1.332 billion shares at June 30, 2003	4,440	4,484	4,524	4,577	4,570
Paid-in capital	17,784	17,903	18,070	18,233	18,106
Retained earnings	8,106	7,778	7,349	7,221	6,663
Accumulated other comprehensive income, net	2,134	2,102	2,135	2,072	1,035

Total stockholders’ equity	32,464	32,267	32,078	32,105	30,379

Total liabilities and stockholders’ equity	$364,285	348,064	341,839	333,880	324,679

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2003		2002

	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$2,391	2,407	2,538	2,558	2,563
Interest and dividends on securities	900	939	978	935	906
Trading account interest	179	174	158	179	173
Other interest income	224	196	203	240	252

Total interest income	3,694	3,716	3,877	3,912	3,894

INTEREST EXPENSE
Interest on deposits	619	639	832	847	836
Interest on short-term borrowings	321	306	295	310	300
Interest on long-term debt	234	257	280	289	297

Total interest expense	1,174	1,202	1,407	1,446	1,433

Net interest income	2,520	2,514	2,470	2,466	2,461
Provision for loan losses	195	224	308	435	397

Net interest income after provision for loan losses	2,325	2,290	2,162	2,031	2,064

FEE AND OTHER INCOME
Service charges	426	430	421	432	420
Other banking fees	248	233	236	232	241
Commissions	488	444	473	458	481
Fiduciary and asset management fees	461	438	439	427	466
Advisory, underwriting and other investment banking fees	208	137	182	143	192
Trading account profits (losses)	69	100	(42)	(71)	33
Principal investing	(57)	(44)	(105)	(29)	(42)
Securities gains	10	37	46	71	58
Other income	313	303	328	227	261

Total fee and other income	2,166	2,078	1,978	1,890	2,110

NONINTEREST EXPENSE
Salaries and employee benefits	1,748	1,699	1,681	1,588	1,665
Occupancy	190	197	202	195	194
Equipment	238	234	255	234	231
Advertising	34	32	16	20	25
Communications and supplies	136	141	143	136	132
Professional and consulting fees	104	99	126	111	96
Other intangible amortization	131	140	147	152	161
Merger-related and restructuring expenses	96	64	145	107	143
Sundry expense	327	297	327	402	279

Total noninterest expense	3,004	2,903	3,042	2,945	2,926

Income before income taxes	1,487	1,465	1,098	976	1,248
Income taxes	455	438	203	60	393

Net income	1,032	1,027	895	916	855
Dividends on preferred stock	1	4	4	3	6

Net income available to common stockholders	$1,031	1,023	891	913	849

PER COMMON SHARE DATA
Basic earnings	$0.77	0.77	0.66	0.67	0.62
Diluted earnings	0.77	0.76	0.66	0.66	0.62
Cash dividends	$0.29	0.26	0.26	0.26	0.24
AVERAGE COMMON SHARES
Basic	1,333	1,335	1,350	1,362	1,360
Diluted	1,346	1,346	1,360	1,374	1,375

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30,

(In millions, except per share data)	2003	2002

INTEREST INCOME
Interest and fees on loans	$4,798	5,200
Interest and dividends on securities	1,839	1,762
Trading account interest	353	328
Other interest income	420	507

Total interest income	7,410	7,797

INTEREST EXPENSE
Interest on deposits	1,258	1,751
Interest on short-term borrowings	627	586
Interest on long-term debt	491	573

Total interest expense	2,376	2,910

Net interest income	5,034	4,887
Provision for loan losses	419	736

Net interest income after provision for loan losses	4,615	4,151

FEE AND OTHER INCOME
Service charges	856	845
Other banking fees	481	477
Commissions	932	945
Fiduciary and asset management fees	899	943
Advisory, underwriting and other investment banking fees	345	328
Trading account profits	169	137
Principal investing	(101)	(132)
Securities gains	47	52
Other income	616	542

Total fee and other income	4,244	4,137

NONINTEREST EXPENSE
Salaries and employee benefits	3,447	3,328
Occupancy	387	389
Equipment	472	457
Advertising	66	44
Communications and supplies	277	266
Professional and consulting fees	203	184
Other intangible amortization	271	329
Merger-related and restructuring expenses	160	135
Sundry expense	624	563

Total noninterest expense	5,907	5,695

Income before income taxes	2,952	2,593
Income taxes	893	825

Net income	2,059	1,768
Dividends on preferred stock	5	12

Net income available to common stockholders	$2,054	1,756

PER COMMON SHARE DATA
Basic earnings	$1.54	1.29
Diluted earnings	1.53	1.28
Cash dividends	0.55	0.48
AVERAGE COMMON SHARES
Basic	1,334	1,357
Diluted	$1,346	1,370

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

(In millions)	2003	2002

OPERATING ACTIVITIES
Net income	$2,059	1,768
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	132	(4)
Provision for loan losses	419	736
Securitization gains	(220)	(156)
Gain on sale of mortgage servicing rights	(61)	(33)
Securities transactions	(47)	(52)
Depreciation and other amortization	740	829
Trading account assets, net	(7,281)	(9,184)
Mortgage loans held for resale	26	1,034
Loss on sales of premises and equipment	20	3
Contribution to qualified pension plan	(418)	(246)
Other assets, net	(7,540)	787
Trading account liabilities, net	2,241	2,671
Other liabilities, net	4,775	(1,116)

Net cash used by operating activities	(5,155)	(2,963)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	12,115	15,906
Maturities of securities	14,402	6,078
Purchases of securities	(24,435)	(21,788)
Origination of loans, net	(379)	2,337
Sales of premises and equipment	762	85
Purchases of premises and equipment	(873)	(226)
Goodwill and other intangible assets	(65)	(112)
Purchase of bank-owned separate account life insurance	(123)	(96)
Net cash provided by investing activities	1,404	2,184

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Purchases (sales) of deposits, net	9,774	(6,790)
Securities sold under repurchase agreements and other short-term borrowings, net	7,950	1,724
Issuances of long-term debt	660	717
Payments of long-term debt	(3,271)	(4,519)
Issuances of common stock	48	82
Purchases of common stock	(1,120)	—
Cash dividends paid	(745)	(668)

Net cash provided (used) by financing activities	13,296	(9,454)

Increase (decrease) in cash and cash equivalents	9,545	(10,233)
Cash and cash equivalents, beginning of year	24,936	34,711

Cash and cash equivalents, end of period	$34,481	24,478

NONCASH ITEMS
Transfer to securities from loans	$—	2,041
Transfer to other assets from loans, net	$343	(1)